                                                              File Nos. ________
                                                                        811-8814



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1933
                               Initial Registration

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 19

                            SEPARATE ACCOUNT VA-K OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                            Mary Eldridge, Secretary
          First Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

               immediately upon filing pursuant to Paragraph (b) of Rule 485
         ---
               on (date) pursuant to Paragraph (b) of Rule 485
         ---
               60 days after filing pursuant to Paragraph (a) (1) of Rule 485
         ---
               on (date) pursuant to Paragraph (a) (1) of Rule 485
         ---
               this post-effective amendment designates a new effective date for
         ---   a previously filed post-effective amendment

                            VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1998 was filed on or before March 30, 1999.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment deferred variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.       CAPTION IN PROSPECTUSES

1.......................Cover Page

2.......................Special Terms

3.......................Summary of Fees and Expenses;  Summary of Contract Features

4.......................Condensed Financial Information;  Performance Information

5.......................Description of the Companies, the Variable Accounts, the
                        Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, and DGPF

6.......................Charges and Deductions

7.......................Description of the Contract - the Accumulation Phase

8.......................Electing the Annuity Date; Description of Annuity Payout Options;
                        Variable Annuity Benefit Payments

9.......................Death Benefit

10......................Payments; Computation of Values; Distribution

11......................Surrender and Withdrawals; Withdrawals After the Annuity Date

12......................Federal Tax Considerations

13......................Legal Matters

14......................Statement of Additional Information-Table of Contents

FORM N-4 ITEM NO.       CAPTION IN STATEMENT OF ADDITIONAL INFORMATION

15......................Cover Page


16......................Table of Contents

17......................General Information and History

18......................Services

19......................Underwriters

20......................Underwriters

21......................Performance Information

22......................Annuity Benefit Payments

23......................Financial Statements

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                     WORCESTER, MASSACHUSETTS

                        This Prospectus provides important information about
                        a variable annuity contract issued by Allmerica
                        Financial Life Insurance and Annuity Company (in all
                        jurisdictions except New York) and by First Allmerica
                        Financial Life Insurance Company (in New York). The
                        contract is a flexible payment deferred combination
                        variable and fixed annuity offered on both a group
   PLEASE READ THIS     and individual basis.
 PROSPECTUS CAREFULLY
 BEFORE INVESTING AND
  KEEP IT FOR FUTURE
      REFERENCE.

                        The Variable Account, known as Separate Account VA-K, is subdivided into Sub-Accounts, each investing exclusively in shares of one of the following funds:

  ANNUITIES INVOLVE     ALLMERICA INVESTMENT TRUST                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND
   RISKS INCLUDING      -----------------------                              -------------------------------------
   POSSIBLE LOSS OF     Select Emerging Markets Fund                         Overseas Portfolio
      PRINCIPAL.        Select International Equity Fund                     Equity-Income Portfolio
                        Select Aggressive Growth Fund                        Growth Portfolio
                        Select Capital Appreciation Fund                     High Income Portfolio
                        Select Value Opportunity Fund
                        Select Growth Fund                                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                        Select Strategic Growth Fund                         ---------------------------------------
                        Growth Fund                                          Asset Manager Portfolio
                        Equity Index Fund
                        Select Growth and Income Fund                        T. ROWE PRICE INTERNATIONAL SERIES, INC.
                        Investment Grade Income Fund                         ----------------------------------
                        Government Bond Fund                                 T. Rowe Price International Stock Portfolio
                        Money Market Fund                                    DELAWARE GROUP PREMIUM FUND, INC.
                                                                             --------------------------------
                                                                             DGPF International Equity Series

    THIS ANNUITY IS       The Fixed Account is part of the Company's General
        NOT:              Account and pays an interest rate guaranteed for
 - A BANK DEPOSIT OR      one year from the time a payment is received. The
   OBLIGATION;            Guarantee Period Accounts offer fixed rates of
 - FEDERALLY INSURED;     interest for specified periods. A Market Value
 - ENDORSED BY ANY        Adjustment is applied to payments removed from a
   BANK OR                Guarantee Period Account before the end of the
   GOVERNMENTAL           specified period. The Market Value Adjustment may
   AGENCY                 be positive or negative. Payments allocated to a
                          Guarantee Period Account are held in the Company's
                          Separate Account GPA (except in California where they are allocated to the General Account).
                          A Statement of Additional Information dated
                          -----------, 1999 containing more information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica
                          Investments, Inc. at 1-800-533-7881. The Table of
                          Contents of the Statement of Additional
                          Information is listed on page 3 of this
                          Prospectus.
                          This Prospectus and the Statement of Additional
                          Information can also be obtained from the Securities and Exchange Commission's website
                          (http://www.sec.gov).
                          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
                          APPROVED OR DISAPPROVED THESE SECURITIES OR
                          DETERMINED THAT THE INFORMATION IS TRUTHFUL OR
                          COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                          CRIMINAL OFFENSE.

                          DATED ________, 1999

                               TABLE OF CONTENTS

SPECIAL TERMS...........................................................................          4
SUMMARY OF FEES AND EXPENSES............................................................          6
SUMMARY OF CONTRACT FEATURES............................................................         10
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND
 THE UNDERLYING FUNDS...................................................................         14
INVESTMENT OBJECTIVES AND POLICIES......................................................         15
INVESTMENT ADVISORY SERVICES............................................................         17
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE...................................         20
  A.   Payments.........................................................................         20
  B.   Computation of Values............................................................         20
        The Accumulation Unit...........................................................         21
        Net Investment Factor...........................................................         21
  C.   Right to Cancel..................................................................         21
  D.   Transfer Privilege...............................................................         22
        Automatic Transfers (Dollar Cost Averaging).....................................         22
        Automatic Account Rebalancing...................................................         23
  E.   Surrender and Withdrawals........................................................         23
        Systematic Withdrawals..........................................................         24
        Life Expectancy Distributions...................................................         24
  F.   Death Benefit....................................................................         25
        Standard Death Benefit..........................................................         25
        Optional Enhanced Death Benefit Rider...........................................         25
        Payment of the Death Benefit Prior to the Annuity Date..........................         26
  G.   The Spouse of the Owner as Beneficiary...........................................         26
  H.   Assignment.......................................................................         27
ANNUITIZATION -- THE PAYOUT PHASE.......................................................         27
  A.   Electing the Annuity Date........................................................         27
  B.   Choosing the Annuity Payout Option...............................................         28
  C.   Description of Annuity Payout Options............................................         28
  D.   Variable Annuity Benefit Payments................................................         29
        The Annuity Unit................................................................         29
        Determination of the First Annuity Benefit Payment..............................         30
        Determination of the Number of Annuity Units....................................         30
        Dollar Amount of Subsequent Variable Annuity Benefit Payments...................         30
        Payment of Annuity Benefit Payments.............................................         30
  E.   Transfers of Annuity Units.......................................................         31
  F.   Withdrawals after the Annuity Date...............................................         31
        Payment Withdrawn Amount Option.................................................         32
        Present Value Withdrawal Option.................................................         32
        Present Value Determination.....................................................         32
  G.   Reversal of Annuitization........................................................         33
  H.   NORRIS Decision..................................................................         33
CHARGES AND DEDUCTIONS..................................................................         33
  A.   Variable Account Deductions......................................................         33
        Mortality and Expense Risk Charge...............................................         33
        Administrative Expense Charge...................................................         34
        Other Charges...................................................................         34
  B.   Contract Fee.....................................................................         34
  C.   Optional Rider Charge............................................................         35
  D.   Premium Taxes....................................................................         35
  E.   Transfer Charge..................................................................         35

GUARANTEE PERIOD ACCOUNTS...............................................................         36
FEDERAL TAX CONSIDERATIONS..............................................................         37
  A.   General..........................................................................         38
  B.   Qualified and Non-Qualified Contracts............................................         39
  C.   Taxation of the Contract in General..............................................         39
        Withdrawals Prior to Annuitization..............................................         39
        Withdrawals After Annuitization.................................................         39
        Annuity Payouts After Annuitization.............................................         39
        Penalty on Distribution.........................................................         40
        Assignments or Transfers........................................................         40
        Nonnatural Owners...............................................................         40
        Deferred Compensation Plans of State and Local Government and Tax-Exempt
        Organizations...................................................................         40
  D.   Tax Withholding..................................................................         41
  E.   Individual Retirement Annuities..................................................         41
STATEMENTS AND REPORTS..................................................................         41
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.......................................         41
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...............................................         42
VOTING RIGHTS...........................................................................         43
DISTRIBUTION............................................................................         43
SERVICES................................................................................         43
LEGAL MATTERS...........................................................................         44
YEAR 2000 COMPLIANCE....................................................................         44
FURTHER INFORMATION.....................................................................         44
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT..................................        A-1
APPENDIX B -- PERFORMANCE INFORMATION...................................................        B-1
APPENDIX C -- THE MARKET VALUE ADJUSTMENT...............................................        C-1
APPENDIX D -- ANNUITY PAYOUT PHASE......................................................        D-1

                                STATEMENT OF ADDITIONAL INFORMATION
                                         TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.........................................................
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY..........................
SERVICES................................................................................
UNDERWRITERS............................................................................
ANNUITY BENEFIT PAYMENTS................................................................
PERFORMANCE INFORMATION.................................................................
FINANCIAL STATEMENTS....................................................................

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the Issue Date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's Issue Date or on any anniversary of the Issue Date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding fund of Allmerica Investment Trust, a corresponding portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP"), the Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), the T. Rowe Price International Stock Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price"), and the DGPF International Equity Series of Delaware Group Premium Fund, Inc. ("DGPF").

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, rider charges and Market Value Adjustment.

UNDERLYING FUND (OR FUNDS): an investment portfolio of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, or DGPF in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Allmerica Advantage Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."

(1) CONTRACT CHARGES:                                                                                    CHARGE
------------------------------------------------------------------------------------------------------  ---------
TRANSFER CHARGE:                                                                                          None
  The Company currently does not charge for processing transfers and guarantees that the first 12 transfers in a Contract year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the
  Company for the costs of processing the transfer.

ANNUAL CONTRACT FEE:                                                                                      $35*
  The fee is deducted annually and upon surrender prior to the Annuity Date when Accumulated Value is less than $75,000.

OPTIONAL RIDER CHARGE:
  If the Enhanced Death Benefit Rider is elected, 1/12th of the annual charge will be deducted pro rata on a monthly basis at the end of each Contract month and at termination of the Rider. The charge for this Rider on an annual basis as a percentage of Accumulated Value is:
    5% Enhanced Death Benefit Rider With Annual Step-up:                                                  0.25%

* The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
------------------------------------------------------------------------------------------------------
  (on an annual basis as a percentage of average daily net assets)
  Mortality and Expense Risk Charge:                                                                      0.65%
  Administrative Expense Charge:                                                                          0.15%
                                                                                                        ---------
  Total Annual Expenses:                                                                                  0.80%

(3) ANNUAL UNDERLYING FUND EXPENSES: The following table shows the expenses of the Underlying Funds as a percentage of average daily net assets for the year ended December 31, 1998. For more information concerning fees and expenses, see the prospectuses for the Underlying Funds.

                                                        MANAGEMENT FEE              OTHER           TOTAL FUND EXPENSES
                                                     (AFTER ANY VOLUNTARY      EXPENSES (AFTER      (AFTER ANY WAIVERS/
UNDERLYING FUND                                            WAIVERS)          ANY REIMBURSEMENTS)      REIMBURSEMENTS)
---------------------------------------------------  ---------------------  ---------------------  ----------------------
Select Emerging Markets Fund(@)....................          1.00%(*)                 1.19%              2.19%(1)(2)*
Select International Equity Fund...................          0.90%                    0.12%              1.02%(1)(2)
DGPF International Equity Series...................          0.82%                    0.13%              0.95%(3)
Fidelity VIP Overseas Portfolio....................          0.74%                    0.17%              0.91%(4)
T. Rowe Price International Stock Portfolio........          1.05%                    0.00%              1.05%
Select Aggressive Growth Fund......................          0.82%(***)               0.07%              0.89%(1)(2)***
Select Capital Appreciation Fund...................          0.94%(***)               0.10%              1.04%(1)(2)***
Select Value Opportunity Fund......................          0.90%(1)*                0.08%              0.98%(1)(2)*
Select Growth Fund.................................          0.81%(**)                0.05%              0.86%(1)(2)**
Select Strategic Growth Fund(@)....................          0.39%(*)                 0.81%              1.20%(1)(2)*
Growth Fund........................................          0.44%                    0.05%              0.49%(1)(2)
Fidelity VIP Growth Portfolio......................          0.59%                    0.09%              0.68%(4)
Equity Index Fund..................................          0.29%                    0.07%              0.36%(1)
Select Growth and Income Fund......................          0.68%                    0.05%              0.73%(1)(2)
Fidelity VIP Equity-Income Portfolio...............          0.49%                    0.09%              0.58%(4)
Fidelity VIP II Asset Manager Portfolio............          0.54%                    0.10%              0.64%(4)
Fidelity VIP High Income Portfolio.................          0.58%                    0.12%              0.70%
Investment Grade Income Fund.......................          0.43%                    0.09%              0.52%(1)
Government Bond Fund...............................          0.50%                    0.14%              0.64%(1)
Money Market Fund..................................          0.26%                    0.06%              0.32%(1)

(@) Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations on February 20, 1998. Expenses shown are annualized.

(*) Amount has been adjusted to reflect a voluntary expense limitation currently in effect for Select Emerging Markets Fund, Select Value Opportunity Fund and Select Strategic Growth Fund. Without these adjustments, the Management Fees and Total Fund Expenses would have been 1.35% and 2.54%, respectively, for Select Emerging Markets Fund, 0.91% and 0.99%, respectively, for Select Value Opportunity Fund, and 0.85% and 1.66%, respectively, for Select Strategic Growth Fund.

(**) Effective June 1, 1998, the management fee rate for the Select Growth Fund was revised. The Management Fee and Total Fund Expense ratios shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1998.

(***) Effective September 1, 1999, the management fee rates for the Select Aggressive Growth Fund and Select Capital Appreciation Fund were revised. The Management Fee and Total Fund Expenses shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1998.

(1)Until further notice, Allmerica Financial Investment Management Services, Inc. (AFIMS) has declared a voluntary expense limitation of 1.35% of average net assets for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.50% for Select International Equity Fund, 1.20% for Growth Fund and Select Growth Fund, 1.10% for Select Growth and Income Fund, 1.00% for Investment Grade Income Fund and Government Bond Fund, and 0.60% for Money Market Fund and Equity Index Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1998.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby the brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total annual fund operating expenses would have been 2.19% for Select Emerging Markets Fund, 0.86% for Select Aggressive Growth Fund, 1.02% for Select Capital Appreciation Fund, 0.94% for Select Value Opportunity Fund, 1.01% for Select International Equity Fund, 0.84% for Select Growth Fund, 1.14% for Select Strategic Growth Fund, 0.70% for Select Growth and Income Fund and 0.46% for Growth Fund.

(3) Effective May 1, 1999, Delaware International Advisers Ltd., the investment adviser for the International Equity Series, has agreed to limit total annual expenses of the fund to 0.95%. This limitation replaces a prior limitation of 0.95% that expired on April 30, 1999. The new limitation will be in effect through October 31, 1999. For the fiscal year ended December 31, 1998, the actual ratio of total annual expenses was 0.88%.

(4) A portion of the brokerage commissions that certain funds paid was used to reduce fund expenses. In addition, certain funds, or Fidelity Management & Research Company on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, total operating expenses would have been 0.89% for the Fidelity VIP Overseas Portfolio; 0.57% for the Fidelity VIP Equity-Income Portfolio; 0.63% for the Fidelity VIP II Asset Manager Portfolio and 0.66% for the Fidelity VIP Growth Portfolio.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the average impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(1) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

FUND                                                                             1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Select Emerging Markets Fund.................................................   $      19    $      57    $      99    $     214
Select International Equity Fund.............................................   $      18    $      55    $      95    $     207
DGPF International Equity Series.............................................   $      17    $      54    $      93    $     202
Fidelity VIP Overseas Portfolio..............................................   $      19    $      58    $     100    $     217
T. Rowe Price International Stock Portfolio..................................   $      18    $      55    $      95    $     207
Select Aggressive Growth Fund................................................   $      19    $      58    $     100    $     216
Select Capital Appreciation Fund.............................................   $      18    $      56    $      97    $     210
Select Value Opportunity Fund................................................   $      17    $      53    $      91    $     197
Select Growth Fund...........................................................   $      13    $      41    $      71    $     157
Select Strategic Growth Fund.................................................   $      15    $      47    $      81    $     178
Growth Fund..................................................................   $      12    $      37    $      64    $     142
Fidelity VIP Growth Portfolio................................................   $      16    $      49    $      84    $     183
Equity Index Fund............................................................   $      14    $      44    $      76    $     167
Select Growth and Income Fund................................................   $      15    $      46    $      79    $     173
Fidelity VIP Equity-Income Portfolio.........................................   $      15    $      48    $      82    $     180
Fidelity VIP II Asset Manager Portfolio......................................   $      14    $      42    $      73    $     160
Fidelity VIP High Income Portfolio...........................................   $      15    $      46    $      79    $     173
Investment Grade Income Fund.................................................   $      12    $      36    $      62    $     138
Government Bond Fund.........................................................   $      30    $      93    $     157    $     331
Money Market Fund............................................................   $      20    $      63    $     108    $     233

(2) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming an annual 5% return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.

FUND                                                                             1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Select Emerging Markets Fund.................................................   $      21    $      65    $     112    $     240
Select International Equity Fund.............................................   $      20    $      63    $     108    $     233
DGPF International Equity Series.............................................   $      20    $      62    $     106    $     229
Fidelity VIP Overseas Portfolio..............................................   $      21    $      66    $     113    $     243
T. Rowe Price International Stock Portfolio..................................   $      20    $      63    $     108    $     233
Select Aggressive Growth Fund................................................   $      21    $      66    $     113    $     242
Select Capital Appreciation Fund.............................................   $      21    $      64    $     109    $     236
Select Value Opportunity Fund................................................   $      19    $      60    $     103    $     224
Select Growth Fund...........................................................   $      16    $      49    $      84    $     184
Select Strategic Growth Fund.................................................   $      18    $      55    $      94    $     205
Growth Fund..................................................................   $      14    $      45    $      78    $     170
Fidelity VIP Growth Portfolio................................................   $      18    $      56    $      97    $     210
Equity Index Fund............................................................   $      17    $      52    $      89    $     194
Select Growth and Income Fund................................................   $      17    $      53    $      92    $     200
Fidelity VIP Equity-Income Portfolio.........................................   $      18    $      55    $      95    $     207
Fidelity VIP II Asset Manager Portfolio......................................   $      16    $      50    $      86    $     187
Fidelity VIP High Income Portfolio...........................................   $      17    $      53    $      92    $     200
Investment Grade Income Fund.................................................   $      14    $      44    $      75    $     166
Government Bond Fund.........................................................   $      33    $     100    $     169    $     354
Money Market Fund............................................................   $      23    $      70    $     121    $     259

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE ALLMERICA ADVANTAGE VARIABLE ANNUITY?

The Allmerica Advantage variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

- a customized investment portfolio;

- experienced professional investment advisers;

- tax deferral on earnings;

- guarantees that can protect your family;

- withdrawals during the accumulation and annuitization phases;

- income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Funds") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. Generally, you do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: "WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?"

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is also available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

- the annuity payout option;

- the date annuity benefit payments begin; and

- whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

You may also take a withdrawal every year during the annuity payout phase under the Payment Withdrawal Amount Option. In addition, if you have annuitized under a benefit option that includes a period certain or cash back annuity payout option and there are remaining guaranteed payments, once each calendar year you may also make a withdrawal under the Present Value Withdrawal Option. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

- make payments

- choose investment allocations

- choose annuity options

- receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

- select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. The number and frequency of your payments are flexible, subject only to a $50,000 minimum for your initial payment and a $50 minimum for any additional payments. The maximum total payment is $5,000,000: payments in excess of this amount require the Company's prior approval. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among twenty Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. The twenty Funds are:

ALLMERICA INVESTMENT TRUST          FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Select Emerging Markets Fund        Overseas Portfolio
Select International Equity Fund    Equity-Income Portfolio
Select Aggressive Growth Fund       Growth Portfolio
Select Capital Appreciation Fund    High Income Portfolio
Select Value Opportunity Fund       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Select Growth Fund                  Asset Manager Portfolio
Select Strategic Growth Fund        T. ROWE PRICE INTERNATIONAL SERIES, INC.
Growth Fund                         T. Rowe Price International Stock Portfolio
Equity Index Fund                   DELAWARE GROUP PREMIUM FUND, INC.
Select Growth and Income Fund       DGPF International Equity Series
Investment Grade Income Fund
Government Bond Fund
Money Market Fund

FOR A MORE DETAILED DESCRIPTION OF THE UNDERLYING FUNDS, SEE "INVESTMENT OBJECTIVES AND POLICIES."

Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California, where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the account's value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "GUARANTEE PERIOD ACCOUNTS."

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" -- under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

- You may assign your ownership to someone else, except under qualified plans.

- You may change the beneficiary, unless you have designated an irrevocable beneficiary.

- You may change your allocation of payments.

- You may make transfers among the Sub-Accounts without any tax consequences.

- You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
                            AND THE UNDERLYING FUNDS

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries had over $27 billion in combined assets and over $48 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNTS. Each Company maintains a separate account called Separate Account VA-K (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of our Board of Directors on November 1, 1990. The Variable Account of First Allmerica was authorized by vote of our Board of Directors on November 1, 1990. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Accounts or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of our general business, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company. Obligations under the Contracts are our obligations. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust (the "Trust") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Thirteen investment portfolios of the Trust are currently available under the Contract, each issuing a series of shares: the Growth Fund, Investment Grade Income Fund, Money Market Fund, Equity Index Fund, Government Bond Fund, Select International Equity Fund, Select Emerging Markets Fund, Select Strategic Growth Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Growth Fund, Select Growth and Income Fund and Select Value Opportunity Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.

Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as the investment adviser of the Trust and has entered into sub-advisory agreements with other investment managers ("Sub-Advisers") who manage the investments of the Funds. See "Investment Advisory Services to the Trust."

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP") managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Four of its investment portfolios are available under the Contract: Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Overseas Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. The Portfolios of Fidelity VIP as part of their operating expenses pay an investment management fee to FMR. See "Investment Advisory Services to Fidelity VIP and Fidelity VIP II funds."

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: Fidelity VIP II Asset Manager Portfolio.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contract: the T. Rowe Price International Stock Portfolio. See "Investment Advisory Services to T. Rowe Price." One of its affiliates, T. Rowe Price Associates, Inc., serves as the Sub-Adviser to the Select Capital Appreciation Fund.

DELAWARE GROUP PREMIUM FUND, INC. Delaware Group Premium Fund, Inc. ("DGPF") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. DGPF was established to provide a vehicle for the investment of assets of various separate accounts supporting variable insurance contracts. One investment portfolio is available under the Contract, the International Equity Series. See "Investment Advisory Services to DGPF." The investment adviser for the International Equity Series is Delaware International Advisers Ltd. ("Delaware International").

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING FUNDS MAY BE FOUND IN THE PROSPECTUSES OF THE TRUST, FIDELITY VIP, FIDELITY VIP II, T. ROWE PRICE AND DGPF, WHICH PROSPECTUSES ACCOMPANY THIS PROSPECTUS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional

Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies.

DGPF INTERNATIONAL EQUITY SERIES -- The International Equity Series of DGPF seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

FIDELITY VIP OVERSEAS PORTFOLIO -- The Overseas Portfolio of Fidelity VIP seeks long-term growth of capital primarily through investments in foreign securities and provides a means to diversify their own portfolios by participating in companies and economies outside of the United States.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

SELECT GROWTH FUND -- seeks to achieve growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

GROWTH FUND -- The Growth Fund is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. The objective of the Growth Fund is to achieve long-term growth of capital. Realization of current investment income, if any, is incidental to this objective.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

EQUITY INDEX FUND -- The Equity Index Fund seeks to provide investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP II ASSET MANAGER PORTFOLIO -- The Asset Manager Portfolio of Fidelity VIP II seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the Fidelity VIP prospectus.

INVESTMENT GRADE INCOME FUND -- The Investment Grade Income Fund is invested in a diversified portfolio of fixed income securities with the objective of seeking as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

GOVERNMENT BOND FUND -- The Government Bond Fund has the investment objectives of seeking high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

                          INVESTMENT ADVISORY SERVICES

INVESTMENT ADVISORY SERVICES TO THE TRUST. The overall responsibility for the supervision of the affairs of the Trust rests with the trustees. The Trust has entered into an agreement ("Management Agreement") with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of First Allmerica, to handle the day-to-day affairs of the Trust. AFIMS, subject to review by the trustees, is responsible for the general management of the Funds of the Trust. AFIMS also performs certain administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and trustees affiliated with AFIMS.

Other than the expenses specifically assumed by AFIMS under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it. These include fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933 ("the 1933 Act"), other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commission, fees and expenses of the trustees who are not affiliated with AFIMS, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AFIMS will receive a fee, computed daily at an annual rate based on the average daily net asset value of each Fund of the Trust as follows:

FUND                                         NET ASSET VALUE               RATE
--------------------------------  -------------------------------------  ---------
Select Emerging Markets Fund                        *                        1.35%
Select International Equity Fund           First $100 million                1.00%
                                            Next $150 million                0.90%
                                            Over $250 million                0.85%

Select Aggressive Growth Fund              First $100 million                1.00%
                                            Next $150 million                0.90%
                                            Next $250 million                0.80%
                                            Next $500 million                0.70%
                                             Over $1 billion                 0.65%

Select Capital Appreciation Fund           First $100 million                1.00%
                                            Next $150 million                0.90%
                                            Next $250 million                0.80%
                                            Next $500 million                0.70%
                                             Over $1 billion                 0.65%

Select Value Opportunity Fund              First $100 million                1.00%
                                            Next $150 million                0.85%
                                            Next $250 million                0.80%
                                            Next $250 million                0.75%
                                            Over $750 million                0.70%

Select Growth Fund                         First $250 million                0.85%
                                            Next $250 million                0.80%
                                            Next $250 million                0.75%
                                            Over $750 million                0.70%

Select Strategic Growth Fund                        *                        0.85%

Growth Fund                                First $250 million                0.60%
                                            Next $250 million                0.40%
                                            Over $500 million                0.35%

Equity Index Fund                           First $50 million                0.35%
                                            Next $200 million                0.30%
                                            Over $250 million                0.25%

Select Growth and Income Fund              First $100 million                0.75%
                                            Next $150 million                0.70%
                                            Over $250 million                0.65%

Investment Grade Income Fund                First $50 million                0.50%
                                            Next $50 million                 0.45%
                                            Over $100 million                0.40%

Government Bond Fund                                *                        0.50%

Money Market Fund                           First $50 million                0.35%
                                            Next $200 million                0.25%
                                            Over $250 million                0.20%

* For the Select Emerging Markets Fund, Select Strategic Growth Fund, and the Government Bond Fund, the rate applicable to AFIMS does not vary according to the level of assets in the Fund.

The Manager's fee, computed for each Fund, will be paid from the assets of such Fund. Pursuant to the Management Agreement with the Trust, the Manager has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds of the Trust. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The Manager is solely responsible for the payment of all fees for investment management services to the Sub-Advisers. Allmerica Asset Management, Inc., the Sub-Adviser for the Equity Index Fund, the Investment Grade Income Fund, the Government Bond Fund and the Money Market Fund, is an indirect wholly owned subsidiary of AFC and an affiliate of the Company.

The prospectus of the Trust contains additional information concerning the Funds, including information about additional expenses paid by the Funds, and should be read in conjunction with the Prospectus.

INVESTMENT ADVISORY SERVICES TO FIDELITY VIP AND FIDELITY VIP II FUNDS. For managing investments and business affairs, each Portfolio pays a monthly fee to Fidelity Management & Research Company ("FMR"). The prospectuses of Fidelity VIP and Fidelity VIP II contain additional information about the Portfolios, including information about additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

The fee for each fund is calculated by adding a group fee rate to an individual fund fee rate, multiplying the result by the fund's monthly average net assets, and dividing by twelve.

The Fidelity VIP High Income Portfolio's annual fee rate is made up of the sum of two components:

1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.37%, and will drop as the total assets under management increase.

2. An individual fund fee rate of 0.45% for the Fidelity VIP High Income Portfolio.

The annual fee rates of Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP II Asset Manager and Fidelity VIP Overseas Portfolios are each made of two components:

1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and will drop as the total assets under management increase.

2. An individual fund fee rate of 0.20% for the Fidelity VIP Equity-Income Portfolio, 0.30% for the Fidelity VIP Growth Portfolio, 0.25% for the Fidelity VIP II Asset Manager Portfolio and 0.45% for the Fidelity VIP Overseas Portfolio.

Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets. The Fidelity VIP Growth Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP II Asset Manager Portfolio may have a fee as high as 0.77% of its average assets. The Fidelity VIP Overseas Portfolio may have a fee as high as 0.97% of its average net assets.

INVESTMENT ADVISORY SERVICES TO T. ROWE PRICE. To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays Rowe Price-Fleming International, Inc. a single, all-inclusive fee of 1.05% of its average daily net assets.

INVESTMENT ADVISORY SERVICES TO DGPF. Each Series of DGPF pays an investment adviser an annual fee for managing the Portfolios and making the investment decisions for the Series. The investment adviser for the International Equity Series is Delaware International Advisers Ltd. ("Delaware International"). The annual fee paid by the International Equity Series to Delaware International is based on the average daily net assets of the Series as follows: 0.85% on the first $500 million, 0.80% on the next $500 million, 0.75% on the next $1,500 million and 0.70% on net assets in excess of $2,500 million.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 90 of the oldest Owner, or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

- Currently, the initial payment must be at least $50,000.

- Each subsequent payment must be at least $50.

- The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Fund of the Trust.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocations instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See "GUARANTEE PERIOD ACCOUNTS" and APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

The Accumulated Value under the Contract is determined by:

(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

(2) adding together the values of each Sub-Account, and

(3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 0.65% on an annual basis of the daily value of the Sub-Account's assets; and

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective. The Company will normally provide the refund within seven days of receipt of the Contract.

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the

Contract is issued, the Right to Examine provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among accounts at any time upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Money Market Fund. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts during the life of the Contract and prior to the Annuity Date. However, should additional funds be added to the Contract, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

- the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

- the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Money Market Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

- the predetermined dollar amount may not be less than $100;

- the periodic basis may be monthly, quarterly, semi-annually or annually;

- automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

- if an automatic transfer would reduce the balance in the source account to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a source account will continue until the earlier of:

- the amount in the source account on a transfer date is zero; or

- the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment deposited into the Fixed Account, which is then used as the source account from which to process automatic transfers. For the terms and conditions of the Enhanced Automatic Transfer (Dollar Cost Averaging) Programs see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

The first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date. A Contract fee may apply when a Contract is surrendered. See "CHARGES AND DEDUCTIONS." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the accounts from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment.

Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $10,000.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

- the SEC has by order permitted such suspension, or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

For important tax consequences, which may result from surrender or withdrawals, see "FEDERAL TAX CONSIDERATIONS."

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

- the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

- the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $10,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

- the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

- the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an Annuity Option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 5% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. The charge is deducted in arrears. For specific charges and more detail, see "C. Optional Rider Charge" under "CHARGES AND DEDUCTIONS."

The 5% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or after the 90th birthday:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is a not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment;

    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 90th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under Standard Death Benefit.

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

(1) defer distribution of the death benefit for a period no more than five years from the date of death; or

(2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

(1) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account; and

(2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Money Market Sub-Account.

The new Owner may also make additional payments. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

- to select the annuity option under which annuity benefit payments are to be made;

- to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur;

- to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details); and

- to elect to have the Death Benefit applied under any annuity option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

- may not be earlier than the first Contract Anniversary; and

- must occur on the first day of any month before the Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) one year after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code (the Code) and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity option that may be elected. The Owner should carefully review the Annuity Date and the annuity options with his/her tax adviser. See also "FEDERAL TAX CONSIDERATIONS" for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity options.

The Owner may change the annuity option up to one month before the Annuity Date. If the Owner fails to choose an annuity option, monthly benefit payments will be made under a variable Life Annuity with Cash Back.

The annuity option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer its Owners annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable option, he or she must also select a monthly, quarterly, semi-annual or annual Change. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITIES

- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH GUARANTEE PERIOD ANNUITY

- SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE ANNUITY WITH CASH BACK

- SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Thereafter, any excess of the originally applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

- JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

(1) a discount factor equivalent to the AIR and

(2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

- annuity payout option chosen;

- length of the annuity option elected;

- age of the Annuitant;

- gender of the Annuitant (if applicable, see H. NORRIS Decision);

- value of the amount applied under the annuity option;

- applicable annuity purchase rates based on the Annuity 2000 Mortality Table;
  and

- AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

(1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

(2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Present Value Determination" below. Variable annuity benefit payments will be commuted at the AIR. Fixed annuity benefit rates will be commuted at the rate used to determine the benefit.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Unit Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts during the life of the Contract and prior to the Annuity Date. However, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic transfers (Dollar Cost Averaging) are available during the annuitization phase subject to the same rules described in "D. Transfer Privilege" except that the Fixed Account is not available as a source account.

F. WITHDRAWALS AFTER THE ANNUITY DATE (NOT AVAILABLE UNDER QUALIFIED PLANS, EXCEPT AS DESCRIBED BELOW). After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. Once each calendar year, the Owner may make a withdrawal under the "Payment Withdrawal Amount Option," described below. In addition, if the Owner has annuitized under a period certain, life with a guaranteed period or cash back annuity payout option and there are remaining guaranteed payments, once each calendar year the Owner may also make a withdrawal under the "Present Value Withdrawal Option," described below.

Withdrawals after the Annuity Date are generally not available for:

- Qualified Contracts*

- Contracts funding Section 457 Deferred Compensation Plans

- All other Contracts in which the beneficiary has chosen to receive annuity payments in one lump sum.

* However, withdrawals may be made under Roth IRAs before the death of the Owner.

WITHDRAWALS AFTER THE ANNUITY DATE MAY HAVE ADVERSE TAX CONSEQUENCES. SEE FEDERAL TAX CONSIDERATIONS, "C. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION."

The minimum amount of a withdrawal is $1,000. Any withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request.

The Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

- trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

- the SEC has by order permitted such suspension; or

- an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months. Deferred amounts will receive interest during the deferral period at a rate of at least 3%.

PAYMENT WITHDRAWAL AMOUNT OPTION. Once each calendar year, the Owner may withdraw an amount not to exceed the previous monthly annuity benefit payment multiplied by ten (10) (the Payment Withdrawal Amount). If the Owner has elected a period certain payout option, the withdrawal may not exceed the maximum remaining guaranteed payments. Any withdrawal proportionately reduces the number of Annuity Units (under a variable annuity option) or dollar amounts (under a fixed annuity option) applied to each future annuity benefit payment. The proportionate reduction is calculated by multiplying the number of Annuity Units in each future annuity benefit payment, determined immediately prior to the withdrawal, by the following fraction:

                   Amount of the variable or fixed withdrawal
                ------------------------------------------------
            Present Value of all remaining variable or fixed annuity
              benefit payments immediately prior to the withdrawal

PRESENT VALUE WITHDRAWAL OPTION. In addition, if the Owner has annuitized under a period certain, life with period certain, or cash back annuity payout option and there are remaining guaranteed payments, the Owner may withdraw once each calendar year a portion of the present value of those remaining guaranteed annuity benefit payments. The present value is calculated with a discount factor as described below under "Present Value Determination."

The total percentage withdrawn during the entire payout phase cannot exceed a maximum of 100% of the present value of the remaining guaranteed annuity payments (the "Present Value Withdrawal Amount"). Each withdrawal proportionately reduces the number of units in future annuity benefit payments. This proportionate reduction is calculated by multiplying the number of Annuity Units in each future annuity benefit payment, determined immediately prior to the withdrawal, by the following fraction:

                   Amount of the variable or fixed withdrawal
           ----------------------------------------------------------
      Present Value of all remaining variable or fixed guaranteed annuity benefit payments immediately prior to the withdrawal

If the Annuitant is still living after the guaranteed number of payments has been made, the number of Annuity Units used in calculating the annuity benefit payment prior to any withdrawal will be restored to its original value (adjusted for any transfers if applicable) as if no withdrawal(s) had taken place.

PRESENT VALUE DETERMINATION. Present values of either all future annuity benefit payments or future guaranteed annuity benefit payments are calculated based on an assumed mortality table and a discount rate.

The mortality table that is used in the present value calculation will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates as appropriate). The discount rate that is used in the present value calculation is the interest rate (for a fixed annuity payout option) or the AIR (for a variable annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments.

In the case of the Present Value Withdrawal Option, the present value calculation in part will determine the maximum amount that can be withdrawn. In the case of the Payment Withdrawal Amount Option, the present value calculation in part will determine the proportionate reduction, described above.

Examples showing the effect of the present value determination are contained in Appendix E.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

(1) The value applied under a fixed annuity option at the time of annuitization (except for the excess value of the M-GAP Benefit Base over the Annuity Value, if applicable) will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

(2) The same Sub-Account allocations that were selected by the Owner at the time of annuitization will be used for the reversal (the Contract's Accumulated Value after the reversal will be in the same Sub-Accounts as the Owner selected at annuitization).

(3) Any transfers between variable Sub-Accounts during the annuitization period will be treated as transfers during the Accumulation Phase.

(4) Any annuity benefit payments paid and any withdrawals taken during the annuitization period will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See "FEDERAL TAX CONSIDERATIONS," "C. Taxation of the Contract in General."

(5) The Company will make appropriate adjustments, should any be required, to the Accumulated Value of the Contract, if the net Accumulation Phase charges are greater or lower than the corresponding Annuity Payout phase charges, if any, that would have been incurred with respect to the amounts received by the Owner if the Owner had remained in the Annuity Payout phase.

(6) If the Company learns of the Owner's decision to reverse annuitization after the maximum Annuity Date permitted under the Contract, the Owner must immediately select another annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 0.65% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectuses and SAIs of the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF contain additional information concerning expenses of the Underlying Funds.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage which the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Funds; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGE

Subject to state availability, the Company offers a rider that is available only if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

The applicable charge for the Rider is assessed on the Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated, multiplied by 1/12th of the following annual percentage rate:

5% Enhanced Death Benefit With Annual Step-Up.......................................      0.25%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  TRANSFER CHARGE

The Company currently makes no charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland, and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "F. Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the account value.

Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                            [(1+i)/(1+j)](n/365) - 1

        where: i is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Effective Valuation
                 Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited; however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C, "THE MARKET VALUE ADJUSTMENT."

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender and Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In

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
addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified contracts" and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 408 and 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Individual Retirement Annuities" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. The Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts are taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF NONQUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

- taken on or after age 59 1/2; or

- if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

- in the case of the Owner's "total disability" (as defined in the Code); or

- irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after

February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  INDIVIDUAL RETIREMENT ANNUITIES

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company, the Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

(5) to change the methodology for determining the net investment factor, and

(6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.

                                  DISTRIBUTION

The Contracts offered by this Prospectus may be purchased from representatives of Allmerica Investments, Inc., a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is also the principal underwriter and distributor and is an indirect wholly owned subsidiary of First Allmerica. The Contract also may be purchased from certain independent broker-dealers that are NASD members.

The Company does not pay commissions to representatives of Allmerica Investments, Inc. or to independent broker-dealers who sell the Contract. However, a representative of Allmerica Investments, Inc. or an independent broker-dealer may assess an advisory fee as compensation for his or her services. To the extent permitted by NASD rules, promotional incentives or payments may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's General Account, which may include amounts derived from mortality and risk charges.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-533-7881.

                                    SERVICES

The Company receives fees from the investment advisers or other service providers of certain Underlying Funds in return for providing certain services to Owners. Currently, the Company receives service fees with respect to the Fidelity VIP Overseas Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, and Fidelity VIP II Asset Manager Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares of such Underlying Funds held by the Variable Account. With respect to the T. Rowe Price International Stock Portfolio, the Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the

Variable Account. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Funds.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company has completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company is engaged in formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $59 million related to the assessment, plan development and substantial completion of the Year 2000 project through June 30, 1999. The total remaining cost of the project is estimated between $10-$20 million.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

STATE RESTRICTIONS. In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

    If a Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday. If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Sub-Account.

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

- must be new payments to the Contract, including the initial payment,

- must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

- will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                     APPENDIX B -- PERFORMANCE INFORMATION

This Contract was first offered to the public in 1999. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in the Table reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. The Table does not include optional Rider Charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Fund other than the Money Market Fund refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one- month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Quotations of average annual total return as shown in the Table are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 0.80%, the effect of the $35 annual Contract fee, and the Underlying Fund charges which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

(1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

(2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

(3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                      SINCE INCEPTION OF UNDERLYING FUND*
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                                                                        SINCE
                                                                              FOR YEAR               INCEPTION OF
                                                            UNDERLYING FUND     ENDED         5       UNDERLYING
  SUB-ACCOUNT INVESTING IN UNDERLYING FUND                  INCEPTION DATE    12/31/98      YEARS        FUND
----------------------------------------------------------  ---------------  -----------  ---------  ------------
Select Emerging Markets Fund..............................
Select International Equity Fund..........................
DGPF International Equity Series..........................
Fidelity VIP Overseas Portfolio...........................
T. Rowe Price International Stock Portfolio...............
Select Aggressive Growth Fund.............................
Select Capital Appreciation Fund..........................
Select Value Opportunity Fund.............................
Select Growth Fund........................................
Select Strategic Growth Fund..............................
Growth Fund...............................................
Fidelity VIP Growth Portfolio.............................
Equity Index Fund.........................................
Select Growth and Income Fund.............................
Fidelity VIP Equity-Income Portfolio......................
Fidelity VIP II Asset Manager Portfolio...................
Fidelity VIP High Income Portfolio........................
Investment Grade Income Fund..............................
Government Bond Fund......................................
Money Market Fund.........................................

*While this Contract utilizes an existing Separate Account, the Sub-Accounts are new so there are no historical figures available.

                                   APPENDIX C
                          THE MARKET VALUE ADJUSTMENT

MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)] to the power of n/365 -1

A payment of $50,000 is made on the Issue Date and no additional payments are made. The following examples assume:

1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

2.  The date of surrender is seven years (2,555 days) from the expiration date.

3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor             =  [(1+i)/(1+j)] to the power of n/365 -1

                                        =  [(1+.08)/(1+.10)] to the power of 2555/365 -1

                                        =  (.98182) to the power of 7 -1

                                        =  -.12054

    The market value                    =  the market value factor multiplied by the withdrawal
adjustment

                                        =  -.12054 X $62,985.60

                                        =  -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor             =  [(1+i)/(1+j)] to the power of n/365-1

                                        =  [(1+.08)/(1+.07)] to the power of 2555/365-1

                                        =  (1.00935) to the power of 7-1

                                        =  .06728

    The market value                    =  the market value factor multiplied by the withdrawal
adjustment

                                        =  .06728 X $62,985.60

                                        =  $4,237.90

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor             =  [(1+i)/(1+j)] to the power of n/365-1

                                        =  [(1+.08)/(1+.11)] to the power of 2555/365-1

                                        =  (.97297) to the power of 7-1

                                        =  -.17454

    The market value                    =  Minimum of the market value factor multiplied by the
adjustment                                 withdrawal or the negative of the excess interest earned
                                           over 3%

                                        =  Minimum (-.17454 X $62,985.60 or -$8,349.25)

                                        =  Minimum (-$10,992.38 or -$8,349.25)

                                        =  -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor             =  [(1+i)/(1+j)] to the power of n/365-1

                                        =  [(1+.08)/(1+.05)] to the power of 2555/365-1

                                        =  (1.02857) to the power of 7 - 1

                                        =  .21798

    The market value                    =  Minimum of the market value factor multiplied by the
adjustment                                 withdrawal or the excess interest earned over 3%

                                        =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                                        =  Minimum of ($13,729.78 or $8,349.25)

                                        =  $8,349.25

                                   APPENDIX D
                              ANNUITY PAYOUT PHASE
    EXAMPLE OF PRESENT VALUE WITHDRAWAL OPTION AND PAYMENT WITHDRAWAL OPTION

Assume a 65-year-old male annuitizes his contract exactly two years after the issue date. The annuitization amount is $250,000. Further assume that he selects a variable Annuity Benefit Option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly ANNUITY BENEFIT PAYMENT is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.45%).

Present Value Withdrawal Option

    Assume that the owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal Amount available at the beginning of the tenth contract year (beginning of the eighth contract year since annuitization).

     Annuity Units before withdrawal = 1,370
     Monthly Annuity Payment before withdrawal = $1,909.09
     Discount Rate = 3% (3% AIR)
     Present Value of Future Guaranteed Annuity Payments = $65,849.08 Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 * 75%) Annuity Units after withdrawal = 342.50
     Monthly Annuity Payment after withdrawal = $477.27

Please note that the number of Annuity Units will increase to 1,370 after the end of the 10 year period during which the Company guaranteed to make payments.

Payment Withdrawal Option

    Assume that the owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal Amount available (10 monthly annuity benefit payments) at the beginning of the tenth contract year (beginning of the eighth year since annuitization).

     Annuity Units before withdrawal = 1,370
     Monthly Annuity Payment before withdrawal = $1,909.09
     Withdrawal Amount = $19,090.90
     Discount Rate = 3% (3% AIR)
     Present Value of Future Annuity Payments = $268,826.18
     Annuity Units after withdrawal = 1,272.71 (1,370* (1 -
     (19,090.90/268,826.18)))
     Monthly Annuity Payment after withdrawal = $1773.52

Please note that the number of Annuity Units will not increase after the end of the guaranteed period.

                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                        STATEMENT OF ADDITIONAL INFORMATION

                                         OF

           INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACT FUNDED THROUGH

                                  SUB-ACCOUNTS OF

                               SEPARATE ACCOUNT VA-K

       INVESTING IN SHARES OF ALLMERICA INVESTMENT TRUST, FIDELITY VARIABLE INSURANCE PRODUCTS FUND, FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, T.
    ROWE PRICE INTERNATIONAL SERIES, INC., AND DELAWARE GROUP PREMIUM FUND, INC.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE AGENCY PROSPECTUS FOR THE ABOVE SUB-ACCOUNTS OF SEPARATE ACCOUNT VA-K (EXECANNUITY PLUS/ALLMERICA ADVANTAGE) DATED ______, 1999 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-533-7881.



                                 DATED ______, 1999

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY. . . . . . . . . . . . . . . . . . . . . .     2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
     COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

SERVICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

UNDERWRITERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

ANNUITY BENEFIT PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . .     4

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .     5

FINANCIAL STATEMENTS.. . . . . . . . . . . . . . . . . . . . . . . . . . .   F-1


                          GENERAL INFORMATION AND HISTORY

Separate Account VA-K (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") established by vote of its Board of Directors on August 20, 1991. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1998, the Company and its subsidiaries had over $27 billion in combined assets and over $48 billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 20 Sub-Accounts of the Variable Account are available under the Allmerica No-Load contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust (the "Trust"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), T. Rowe Price International Series, Inc. ("T. Rowe Price") or Delaware Group Premium Fund, Inc. ("DGPF"). The Trust is managed by Allmerica Financial Investment Management Services, Inc. Fidelity VIP and Fidelity VIP II are managed by Fidelity Management & Research Company ("FMR"). The T. Rowe Price International Stock Portfolio of T. Rowe Price is managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"). The International Equity Series of DGPF is managed by Delaware International Advisers Ltd. ("International Advisers").

The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price and DGPF are open-end, diversified management investment companies. Thirteen different funds of the Trust are available under the Contract: the Select Emerging Markets Fund, Growth Fund, Strategic Growth Fund, Investment Grade Income Fund, Money Market Fund, Equity Index Fund, Government Bond Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Growth Fund,

Select Growth and Income Fund and Select Value Opportunity Fund. Four of the portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, and Fidelity VIP Overseas Portfolio. One portfolio of Fidelity VIP II is available under the Contract: the Fidelity VIP II Asset Manager Portfolio. One portfolio of T. Rowe Price is available under the
Contract: the T. Rowe Price International Stock Portfolio. The International Equity Series is the only Series of DGPF available under the Contract. Each Fund, Portfolio and Series available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                       TAXATION OF THE CONTRACT, THE VARIABLE
                              ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code") and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                      SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                    UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of the Company, and presently is indirectly wholly owned by the Company.

The Contract offered by this Prospectus is offered continuously, and may be purchased from NASD registered representatives of Allmerica Investments and from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity policies. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

The aggregate amounts of commissions paid to representatives of Allmerica Investments, Inc. with respect to sales of contracts A3018-91, A3021-93, A3025-96 and A3029-99 were $3,517,207.62 in 1998, $3,098,375.76 in 1997 and
$2,562,619.40 in 1996.

No commissions were paid for sales of Contract A3030-99 since it was not offered until ____.

Commissions are paid by the Company, and do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

                              ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period............$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period...............$ 5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses......$ 1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3)
     divided by (2)....................................................0.000335

(5)  Annual Charge (one-day equivalent of 0.80% per annum).............0.000022

(6)  Net Investment Rate (4) - (5).....................................0.000313

(7)  Net Investment Factor 1.000000 + (6)..............................1.000313

(8)  Accumulation Unit Value -- Current Period (1) x (7).............$ 1.135355

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.135405.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44,800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818.
The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

                              PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

             (n)
     P(1 + T)       =    ERV

     Where:    P    =    a hypothetical initial payment to the Variable Account
                         of $1,000

               T    =    average annual total return

               n    =    number of years

               ERV  =    the ending redeemable value of the $1,000 payment at
                         the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 0.80% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1998:

     Yield                    3.61%
     Effective Yield          3.67%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                (365/7)
     Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account VA-K.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 18 and Note 20, which are as of March 19, 1999 and April 1, 1999, respectively

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1998      1997      1996
 -----------------------------------------------  --------  --------  --------
 REVENUES
     Premiums...................................  $2,303.9  $2,311.0  $2,236.3
     Universal life and investment product
       policy fees..............................     296.6     237.3     197.2
     Net investment income......................     613.7     641.8     670.8
     Net realized investment gains..............      62.6      76.5      66.8
     Other income...............................     142.6     117.6     108.4
                                                  --------  --------  --------
         Total revenues.........................   3,419.4   3,384.2   3,279.5
                                                  --------  --------  --------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................   2,050.2   2,004.6   1,957.0
     Policy acquisition expenses................     452.8     425.1     470.1
     Sales practice litigation..................      31.0     --        --
     Loss from exiting reinsurance pools........      25.3     --        --
     Loss from cession of disability income
       business.................................     --         53.9     --
     Restructuring costs........................      13.0     --        --
     Other operating expenses...................     559.0     523.7     503.2
                                                  --------  --------  --------
         Total benefits, losses and expenses....   3,131.3   3,007.3   2,930.3
                                                  --------  --------  --------
 Income before federal income taxes.............     288.1     376.9     349.2
                                                  --------  --------  --------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      67.6      83.3      96.8
     Deferred...................................     (15.4)     14.2     (15.7)
                                                  --------  --------  --------
         Total federal income tax expense.......      52.2      97.5      81.1
                                                  --------  --------  --------
 Income before minority interest................     235.9     279.4     268.1
     Minority interest..........................     (55.0)    (79.4)    (74.6)
                                                  --------  --------  --------
 Net income.....................................  $  180.9  $  200.0  $  193.5
                                                  --------  --------  --------
                                                  --------  --------  --------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS)                                               1998       1997
 --------------------------------------------------------  ---------  ---------

 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
      $7,520.8 and $6,992.8).............................  $ 7,683.9  $ 7,253.5
     Equity securities at fair value (cost of $253.1 and
      $341.1)............................................      397.1      479.0
     Mortgage loans......................................      562.3      567.5
     Real estate.........................................       20.4       50.3
     Policy loans........................................      154.3      141.9
     Other long-term investments.........................      142.7      148.3
                                                           ---------  ---------
         Total investments...............................    8,960.7    8,640.5
                                                           ---------  ---------
   Cash and cash equivalents.............................      504.0      213.9
   Accrued investment income.............................      141.0      141.8
   Deferred policy acquisition costs.....................    1,161.2      965.5
                                                           ---------  ---------
   Reinsurance receivables:
     Future policy benefits..............................      322.6      307.1
     Outstanding claims, losses and loss adjustment
      expenses...........................................      652.2      626.7
     Other...............................................      161.6      106.4
                                                           ---------  ---------
         Total reinsurance receivables...................    1,136.4    1,040.2
                                                           ---------  ---------
   Deferred federal income taxes.........................       19.4     --
   Premiums, accounts and notes receivable...............      510.5      554.4
   Other assets..........................................      530.6      373.0
   Closed Block assets...................................      803.1      806.7
   Separate account assets...............................   13,697.7    9,755.4
                                                           ---------  ---------
         Total assets....................................  $27,464.6  $22,491.4
                                                           ---------  ---------
                                                           ---------  ---------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,802.2  $ 2,598.5
     Outstanding claims, losses and loss adjustment
      expenses...........................................    2,815.9    2,825.0
     Unearned premiums...................................      843.2      846.8
     Contractholder deposit funds and other policy
      liabilities........................................    2,637.0    1,852.7
                                                           ---------  ---------
         Total policy liabilities and accruals...........    9,098.3    8,123.0
                                                           ---------  ---------
   Expenses and taxes payable............................      681.9      662.6
   Reinsurance premiums payable..........................       50.2       37.7
   Short-term debt.......................................      221.3       33.0
   Deferred federal income taxes.........................     --           12.9
   Long-term debt........................................     --            2.6
   Closed Block liabilities..............................      872.0      885.6
   Separate account liabilities..........................   13,691.5    9,749.7
                                                           ---------  ---------
         Total liabilities...............................   24,615.2   19,507.1
                                                           ---------  ---------
   Minority interest.....................................      532.9      748.9
   Commitments and contingencies (Notes 13 and 18)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,000 shares issued and outstanding...        5.0        5.0
   Additional paid-in capital............................      444.0      453.7
   Accumulated other comprehensive income................      169.2      209.3
   Retained earnings.....................................    1,698.3    1,567.4
                                                           ---------  ---------
         Total shareholder's equity......................    2,316.5    2,235.4
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $27,464.6  $22,491.4
                                                           ---------  ---------
                                                           ---------  ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1998      1997      1996
 -----------------------------------------------  --------  --------  --------
 COMMON STOCK...................................  $    5.0  $    5.0  $    5.0
                                                  --------  --------  --------
 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     453.7     392.4     392.4
     Contributed from parent....................     --         61.3     --
     Loss on change of interest -- Allmerica
       P&C......................................      (9.7)    --        --
                                                  --------  --------  --------
     Balance at end of period...................     444.0     453.7     392.4
                                                  --------  --------  --------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     Net unrealized appreciation on investments:
     Balance at beginning of period.............     209.3     131.4     153.0
     Appreciation (depreciation) during the
       period:
     Net (depreciation) appreciation on
       available-for-sale securities............     (82.4)    170.9     (35.1)
     Benefit (provision) for deferred federal
       income taxes.............................      28.9     (59.8)     11.8
     Minority interest..........................      13.4     (33.2)      1.7
                                                  --------  --------  --------
                                                     (40.1)     77.9     (21.6)
                                                  --------  --------  --------
     Balance at end of period...................     169.2     209.3     131.4
                                                  --------  --------  --------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,567.4   1,367.4   1,173.9
     Net income.................................     180.9     200.0     193.5
     Dividend to shareholder....................     (50.0)    --        --
                                                  --------  --------  --------
     Balance at end of period...................   1,698.3   1,567.4   1,367.4
                                                  --------  --------  --------
         Total shareholder's equity.............  $2,316.5  $2,235.4  $1,896.2
                                                  --------  --------  --------
                                                  --------  --------  --------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1998    1997    1996
 --------------------------------------------  ------  ------  ------
 Net income..................................  $180.9  $200.0  $193.5
                                               ------  ------  ------
 Other comprehensive income:
   Net (depreciation) appreciation on
     available-for-sale securities...........   (82.4)  170.9   (35.1)
   Benefit (provision) for deferred federal
     income taxes............................    28.9   (59.8)   11.8
   Minority interest.........................    13.4   (33.2)    1.7
                                               ------  ------  ------
     Other comprehensive income..............   (40.1)   77.9   (21.6)
                                               ------  ------  ------
   Comprehensive income......................  $140.8  $277.9  $171.9
                                               ------  ------  ------
                                               ------  ------  ------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1998       1997       1996
 --------------------------------------------  --------   --------   --------

 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $  180.9   $  200.0   $  193.5
     Adjustments to reconcile net income to
      net cash provided by operating
      activities:
         Minority interest...................      55.0       79.4       74.6
         Net realized gains..................     (62.7)     (77.8)     (66.8)
         Net amortization and depreciation...      20.7       31.6       44.7
         Deferred federal income taxes.......     (15.4)      14.2      (15.7)
         Loss from exiting reinsurance
         pools...............................      25.3      --         --
         Sales practice litigation expense...      31.0      --         --
         Payment related to exiting
         reinsurance pools...................     (30.3)     --         --
         Loss from cession of disability
         income business.....................     --          53.9      --
         Payment related to cession of
         disability income business..........     --        (207.0)     --
         Change in deferred acquisition
         costs...............................    (185.8)    (189.7)     (73.9)
         Change in premiums and notes
         receivable, net of reinsurance
         payable.............................      56.7      (15.1)     (16.8)
         Change in accrued investment
         income..............................       0.8        7.1       16.7
         Change in policy liabilities and
         accruals, net.......................     168.1     (134.9)    (184.3)
         Change in reinsurance receivable....    (115.4)      27.2      123.8
         Change in expenses and taxes
         payable.............................      (3.3)      49.4       26.0
         Separate account activity, net......     (48.5)     --           5.2
         Other, net..........................     (63.8)      20.4       38.5
                                               --------   --------   --------
         Net cash provided by (used in)
         operating activities................      13.3     (141.3)     165.5
                                               --------   --------   --------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
      of available-for-sale fixed
      maturities.............................   1,929.1    2,892.9    3,985.8
     Proceeds from disposals of equity
      securities.............................     285.3      162.7      228.7
     Proceeds from disposals of other
      investments............................     120.8      116.3       99.3
     Proceeds from mortgages matured or
      collected..............................     171.2      204.7      176.9
     Purchase of available-for-sale fixed
      maturities.............................  (2,588.4)  (2,596.0)  (3,771.1)
     Purchase of equity securities...........    (119.9)     (67.0)     (90.9)
     Purchase of other investments...........    (274.4)    (175.0)    (168.0)
     Capital expenditures....................      (0.7)     (15.3)     (12.8)
     Purchase of minority interest in
      Citizens Corporation...................    (195.9)     --         --
     Other investing activities, net.........       5.1        1.3        4.3
                                               --------   --------   --------
         Net cash (used in) provided by
         investing activities................    (667.8)     524.6      452.2
                                               --------   --------   --------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Deposits and interest credited to
      contractholder deposit funds...........   1,419.2      457.6      268.7
     Withdrawals from contractholder deposit
      funds..................................    (625.0)    (647.1)    (905.0)
     Change in short-term debt...............     188.3       (5.4)      10.4
     Change in long-term debt................      (2.6)      (0.1)      (0.1)
     Dividend paid to parent.................     (50.0)     --         --
     Dividends paid to minority
      shareholders...........................     --          (9.4)      (3.9)
     Additional paid-in capital..............     --           0.1      --
     Subsidiary treasury stock purchased, at
      cost...................................      (1.0)    (140.0)     (42.0)
                                               --------   --------   --------
         Net cash provided by (used in)
         financing activities................     928.9     (344.3)    (671.9)
                                               --------   --------   --------
 Net change in cash and cash equivalents.....     274.4       39.0      (54.2)
 Net change in cash held in the Closed
  Block......................................      15.7       (1.0)      (6.5)
 Cash and cash equivalents, beginning of
  period.....................................     213.9      175.9      236.6
                                               --------   --------   --------
 Cash and cash equivalents, end of period....  $  504.0   $  213.9   $  175.9
                                               --------   --------   --------
                                               --------   --------   --------
 SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid...............................  $    7.3   $    3.6   $   18.6
 Income taxes paid...........................  $  133.5   $   66.3   $   72.0

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of First Allmerica Financial Life Insurance Company ("FAFLIC", or the "Company"), a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"), include the accounts of its wholly owned life insurance subsidiary Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C") (a 70.06%-owned non-insurance holding company). The Closed Block (Note 1B) assets and liabilities at December 31, 1998 and 1997, and its results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1998 and 1997, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

On December 3, 1998, the Company acquired all of the outstanding common stock of Citizens Corporation (formerly an 82.5% owned non-insurance subsidiary of Hanover, a wholly owned subsidiary of Allmerica P&C) that it did not already own in exchange for cash of $195.9 million (Note 3). The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

Allmerica P&C and a wholly owned subsidiary of AFC merged on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that it did not already own in exchange for cash and stock. The merger has been accounted for as a purchase. A total of $90.6 million, representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period. Additional information pertaining to the merger agreement is included in Note 2, significant transactions.

Minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, The Hanover Insurance Company ("Hanover"). Hanover's wholly owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

The Company established and began operating a closed block (the "Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies, individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force as of FAFLIC's demutualization on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts. Unless the Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets as measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at the inception of the Closed Block, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined at inception.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there were 7 properties remaining in the Company's real estate portfolio, all of which are being actively marketed. As a result of the plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less costs of disposal. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, swap contracts and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Default swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value, if any, reported in realized investment gains and losses in earnings. Premium paid to the Company on default swap contracts is reported in net investment income in earnings. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and losses in earnings. Any ineffective swaps or futures hedges are recognized currently in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 7 1/4% for life insurance and 2 1/2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Liabilities for outstanding claims, losses and loss adjustment expenses ("LAE") are estimates of payments to be made on property and casualty and health insurance for reported losses and LAE and estimates of losses and LAE incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty, group life, and accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment related products such as guaranteed investment contracts, deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty and group life, accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Prior to the merger on July 16, 1997, Allmerica P&C and its subsidiaries filed a separate United States federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement No. 109"). These differences result primarily from loss and LAE reserves, policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

L.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of the adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $12.4 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 for the first quarter of 1998, which resulted in certain segment re-definitions, which have no impact on the consolidation results of operations. (Note 12)

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted

Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

M.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

On December 3, 1998 Citizens Acquisition Corporation, a wholly owned subsidiary of the Allmerica P&C, completed a cash tender offer to acquire the outstanding shares of Citizens Corporation common stock that AFC or its subsidiaries did not already own at a price of $33.25 per share. Approximately 99.8% of publicly held shares of Citizens Corporation common stock were tendered. On December 14, 1998, the Company completed a short-form merger, acquiring all shares of common stock of Citizens Corporation not purchased in its tender offer, through the merger of its wholly owned subsidiary, Citizens Acquisition Corporation with Citizens Corporation at a price of $33.25 per share. Total consideration for the transactions amounted to $195.9 million. The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The Company's consolidated results of operations include minority interest in Citizens prior to December 3, 1998. The unaudited pro forma information below presents consolidated results of operation as if the acquisition had occurred at the beginning of 1997.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the acquisition occurred at the beginning of 1997, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                                  1998        1997
------------------------------------------------------------------------------------------  ----------  ----------
Revenue...................................................................................  $  3,405.1  $  3,366.3
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net realized capital gains included in revenue............................................  $     59.8  $     71.8
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income before taxes and minority interest.................................................       272.9       358.0
Income taxes..............................................................................       (47.2)      (91.3)
Minority Interest:
    Equity in earnings....................................................................       (42.6)      (64.1)
                                                                                            ----------  ----------
Net income................................................................................  $    183.1  $    202.6
                                                                                            ----------  ----------
                                                                                            ----------  ----------

On October 29, 1998, the Company announced that had adopted a formal restructuring plan for its Risk Management business. As part of this initiative, the Company, in its Corporate Risk Management Services segment, has exited its accident and health assumed reinsurance pool business, as well as its administrative services only business. Additionally, it has commenced the closing of nearly half of its nationwide Corporate Risk Management Services' sales offices, eliminated certain staff and discontinued certain automation initiatives. In addition to the aforementioned initiatives in the Corporate Risk Management Services segment, the Property and Casualty segment is consolidating its field support activities from fourteen regional branches into three hub locations. As a result of the Company's restructuring initiative, it recognized a pretax loss of $13.0 million, in the fourth quarter of 1998. Approximately $5.5 million of this loss relates to severance and other employee related costs resulting from the elimination of 339 positions, of which 129 employees had been terminated as of December 31, 1998. In addition, contract terminations and lease cancellations resulted in losses of approximately $4.1 million and $3.4 million, respectively. During 1998, the Company made payments of approximately $1.6 million related to this restructuring initiative.

Effective July 1, 1998, the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, of which $19.7 million relating to the Company's accident and health assumed reinsurance pool business has been utilized as of December 31, 1998. These pools consist primarily of the Corporate Risk Management Services segment's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement did not have a material effect on its results of operations or financial position.

In 1998 and 1997, Allmerica P&C redeemed 3,289.5 and 5,735.3 shares, respectively, of its issued and outstanding common stock owned by AFC for $125.0 million and $195.0 million, respectively, thereby increasing FAFLIC's ownership of Allmerica P&C by 4.3% and 6.3%, respectively. The 1998 transaction consisted of $124.0 million of securities and $1.0 million of cash. The 1997 transaction consisted of $55.0 million of securities and $140.0 million of cash.

The merger of Allmerica P&C and a wholly owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly.

The merger has been accounted for as a purchase. Total consideration of approximately $798.1 million has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

On February 3, 1997, AFC Capital Trust (the "Trust"), a subsidiary business trust of AFC, issued $300 million Series A Capital Securities, which pay cumulative dividends at a rate of 8.207% semiannually commencing August 15, 1997. The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures due 2027 of AFC (the "Subordinated Debentures"). Through certain guarantees, the Subordinated Debentures and the terms of related agreements, AFC has irrevocably and unconditionally guaranteed the obligations of the Trust under the Capital Securities. Net proceeds from the offering of approximately $296.3 million funded a portion of the acquisition of the 24.2 million publicly-held shares of Allmerica P&C pursuant to the merger on July 16, 1997.

The Company's consolidated results of operations include minority interest in Allmerica P&C prior to July 16, 1997. The unaudited pro forma information below presents consolidated results of operations as if the merger and issuance of Capital Securities had occurred at the beginning of 1996 and reflects adjustments which include interest expense related to the assumed financing of a portion of the cash consideration paid and amortization of goodwill.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the merger and issuance of Capital Securities occurred at the beginning of 1996, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                                  1997        1996
------------------------------------------------------------------------------------------  ----------  ----------
Revenue...................................................................................  $  3,362.7  $  3,246.4
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net realized capital gains included in revenue............................................  $     63.0  $     46.7
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income before taxes and minority interest.................................................       353.0       311.6
Income taxes..............................................................................       (89.6)      (68.7)
Minority Interest:
    Equity in earnings....................................................................       (75.5)      (67.3)
                                                                                            ----------  ----------
Net income................................................................................  $    187.9  $    175.6
                                                                                            ----------  ----------
                                                                                            ----------  ----------

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                              1998
                                          --------------------------------------------
                                                      GROSS        GROSS
DECEMBER 31,                              AMORTIZED UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)    GAINS        LOSSES      VALUE
----------------------------------------  --------  ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $  192.8   $   12.0     $   24.5    $  180.3
States and political subdivisions.......   2,408.9       83.0          5.2     2,486.7
Foreign governments.....................     107.9        7.7          4.5       111.1
Corporate fixed maturities..............   4,293.3      167.8         81.9     4,379.2
Mortgage-backed securities..............     517.9       11.5          2.8       526.6
                                          --------  ----------   ----------   --------
Total fixed maturities..................  $7,520.8   $  282.0     $  118.9    $7,683.9
                                          --------  ----------   ----------   --------
                                          --------  ----------   ----------   --------
Equity securities.......................  $  253.1   $  151.1     $    7.1    $  397.1
                                          --------  ----------   ----------   --------
                                          --------  ----------   ----------   --------

                                                              1997
                                          --------------------------------------------
                                                      GROSS        GROSS
DECEMBER 31,                              AMORTIZED UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                             COST (1)    GAINS        LOSSES      VALUE
----------------------------------------  --------  ----------   ----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $  265.3   $    9.5     $    0.9    $  273.9
States and political subdivisions.......   2,200.6       78.3          3.1     2,275.8
Foreign governments.....................     110.8        8.5          2.2       117.1
Corporate fixed maturities..............   4,041.6      175.1         12.2     4,204.5
Mortgage-backed securities..............     374.5        9.7          2.0       382.2
                                          --------  ----------   ----------   --------
Total fixed maturities..................  $6,992.8   $  281.1     $   20.4    $7,253.5
                                          --------  ----------   ----------   --------
                                          --------  ----------   ----------   --------
Equity securities.......................  $  341.1   $  141.9     $    4.0    $  479.0
                                          --------  ----------   ----------   --------
                                          --------  ----------   ----------   --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively.

In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $105.4 million and $105.1 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------   --------
Due in one year or less.....................................  $   384.7   $  391.5
Due after one year through five years.......................    2,309.4    2,341.2
Due after five years through ten years......................    2,173.3    2,199.6
Due after ten years.........................................    2,653.4    2,751.6
                                                              ---------   --------
Total.......................................................  $ 7,520.8   $7,683.9
                                                              ---------   --------
                                                              ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM    GROSS   GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES   GAINS   LOSSES
------------------------------------------------------------  ---------------   ------  ------
1998
Fixed maturities............................................     $  993.3       $ 18.2  $ 11.9
Equity securities...........................................     $  276.4       $ 76.3  $  9.6

1997
Fixed maturities............................................     $1,894.8       $ 27.6  $ 16.2
Equity securities...........................................     $  145.5       $ 55.8  $  1.3

1996
Fixed maturities............................................     $2,432.8       $ 19.3  $ 30.5
Equity securities...........................................     $  228.1       $ 56.1  $  1.3

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)   TOTAL
------------------------------------------------------------  ----------   -------------   ------
1998
Net appreciation, beginning of year.........................    $122.6        $ 86.7       $209.3
                                                              ----------      ------       ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (99.3)          4.4        (94.9)
Appreciation due to Allmerica P&C purchase of minority in
 interest of Citizens.......................................      10.7          10.7         21.4
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       6.3        --              6.3
Provision for deferred federal income taxes and minority
 interest...................................................      38.7         (11.6)        27.1
                                                              ----------      ------       ------
                                                                 (43.6)          3.5        (40.1)
                                                              ----------      ------       ------
Net appreciation, end of year...............................    $ 79.0        $ 90.2       $169.2
                                                              ----------      ------       ------
                                                              ----------      ------       ------

1997
Net appreciation, beginning of year.........................    $ 71.3        $ 60.1       $131.4
                                                              ----------      ------       ------
Net appreciation (depreciation) on available-for-sale
 securities.................................................      83.2          (5.9)        77.3
Appreciation due to AFC purchase of minority interest of
 Allmerica P&C..............................................      50.7          59.6        110.3
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (16.7)       --            (16.7)
Provision for deferred federal income taxes and minority
 interest...................................................     (65.9)        (27.1)       (93.0)
                                                              ----------      ------       ------
                                                                  51.3          26.6         77.9
                                                              ----------      ------       ------
Net appreciation, end of year...............................    $122.6        $ 86.7       $209.3
                                                              ----------      ------       ------
                                                              ----------      ------       ------

                                                                              EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)   TOTAL
------------------------------------------------------------  ----------   -------------   ------
1996
Net appreciation, beginning of year.........................    $108.7        $ 44.3       $153.0
                                                              ----------      ------       ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (94.1)         35.9        (58.2)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      23.1        --             23.1
Provision for deferred federal income taxes and minority
 interest...................................................      33.6         (20.1)        13.5
                                                              ----------      ------       ------
                                                                 (37.4)         15.8        (21.6)
                                                              ----------      ------       ------
Net appreciation, end of year...............................    $ 71.3        $ 60.1       $131.4
                                                              ----------      ------       ------
                                                              ----------      ------       ------

(1) Includes net appreciation on other investments of $0.8 million, $1.8 million, and $0.6 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Mortgage loans..............................................  $562.3  $567.5
Real estate held for sale...................................    20.4    50.3
                                                              ------  ------
Total mortgage loans and real estate........................  $582.7  $617.8
                                                              ------  ------
                                                              ------  ------

Reserves for mortgage loans were $11.5 million and $20.7 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there were 7 properties remaining in the Company's portfolio, which are being actively marketed. As a result of the plan, during 1997 real estate assets with a carrying amount of $54.7 million were written down to the estimated fair value less cost of disposal of $50.3 million, and a net realized investment loss of $4.4 million was recognized. Depreciation is not recorded on these assets while they are held for disposal. There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                   1998     1997
------------------------------------------------------------  --------  ------
Property type:
  Office building...........................................    $304.4  $265.1
  Residential...............................................      52.8    66.6
  Retail....................................................     108.5   132.8
  Industrial/warehouse......................................     110.0   107.2
  Other.....................................................      18.5    66.8
  Valuation allowances......................................     (11.5)  (20.7)
                                                              --------  ------
Total.......................................................    $582.7  $617.8
                                                              --------  ------
                                                              --------  ------

Geographic region:
  South Atlantic............................................    $136.1  $173.4
  Pacific...................................................     155.1   152.8
  East North Central........................................      80.5   102.0
  Middle Atlantic...........................................      61.2    73.8
  West South Central........................................      54.7    34.9
  New England...............................................      60.7    46.9
  Other.....................................................      45.9    54.7
  Valuation allowances......................................     (11.5)  (20.7)
                                                              --------  ------
Total.......................................................    $582.7  $617.8
                                                              --------  ------
                                                              --------  ------

At December 31, 1998, scheduled mortgage loan maturities were as follows: 1999 -- $84.7 million; 2000 -- $131.6 million; 2001 -- $33.9 million; 2002 -- $28.4 million; 2003 -- $42.5 million; and $241.2 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                             BALANCE AT
(IN MILLIONS)                                                 JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
------------------------------------------------------------  ----------   ----------   ----------   -----------
1998
Mortgage loans..............................................    $20.7        $(6.8)       $ 2.4         $11.5
                                                                -----        -----        -----         -----
                                                                -----        -----        -----         -----
1997
Mortgage loans..............................................    $19.6        $ 2.5        $ 1.4         $20.7
Real estate.................................................     14.9          6.0         20.9         --
                                                                -----        -----        -----         -----
    Total...................................................    $34.5        $ 8.5        $22.3         $20.7
                                                                -----        -----        -----         -----
                                                                -----        -----        -----         -----
1996
Mortgage loans..............................................    $33.8        $ 5.5        $19.7         $19.6
Real estate.................................................     19.6        --             4.7          14.9
                                                                -----        -----        -----         -----
    Total...................................................    $53.4        $ 5.5        $24.4         $34.5
                                                                -----        -----        -----         -----
                                                                -----        -----        -----         -----

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $20.9 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $22.0 million and $30.5 million, with related reserves of $6.0 million and $13.8 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $26.1 million, $30.8 million and $50.4 million, with related interest income while such loans were impaired of $3.2 million, $3.2 million and $5.8 million as of December 31, 1998, 1997 and 1996, respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs"). The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. Futures contract activity increased significantly in 1998 due to the increase in sale of GICs. The Company's exposure to credit risk under futures contracts is limited to the margin deposited with the broker. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

The notional amount of futures contracts outstanding at December 31, 1998 was $92.7 million. There were no futures contracts outstanding at December 31, 1997. The notional amounts of the contracts represent the extent of the Company's investment but not the future cash requirements, as the Company generally settles open positions prior to maturity. The maturity of all futures contracts outstanding is less than one year. The fair value of futures contracts outstanding was $92.5 million at December 31, 1998.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. Deferred hedging gains (losses) were $(1.8) million in 1998. There were no deferred hedging gains or losses in 1997. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately. There were $0.1 million of gains realized on ineffective hedges in 1998. There was no gain or loss in 1997 or 1996.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                         1998        1997       1996
---------------------------------------------------------------------------------  -----------  ---------  ---------
Contracts outstanding, beginning of year.........................................  $   --       $   (33.0) $    74.7
New contracts....................................................................      1,117.5       (0.2)      (1.1)
Contracts terminated.............................................................     (1,024.8)      33.2     (106.6)
                                                                                   -----------  ---------  ---------
Contracts outstanding, end of year...............................................  $      92.7  $  --      $   (33.0)
                                                                                   -----------  ---------  ---------
                                                                                   -----------  ---------  ---------

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts with swap counterparties to hedge foreign currency exposure on specific fixed income securities. Interest and principal related to foreign fixed income securities payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment in U.S dollars translated at a specific currency exchange rate. The primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange, as indicated by the fair value of the contract. The fair values of the foreign currency swap contracts outstanding were $1.2 million and $1.3 million at December 31, 1998 and 1997, respectively. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1998, 1997 and 1996. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gain or loss on foreign currency swap contracts in 1998 or 1997.

A reconciliation of the notional amount of foreign currency swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                             1998       1997       1996
--------------------------------------------------------------------------------------  ---------  ---------  ---------
Contracts outstanding, beginning of year..............................................  $    42.6  $    47.6  $    69.4
New contracts.........................................................................     --            5.0     --
Contracts expired.....................................................................     --          (10.0)     (21.8)
                                                                                        ---------  ---------  ---------
Contracts outstanding, end of year....................................................  $    42.6  $    42.6  $    47.6
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

Expected maturities of foreign currency swap contracts outstanding at December 31, 1998 are $24.0 million in 1999, $8.3 million in 2000 and $10.3 million thereafter. There are no expected maturities of such foreign currency swap contracts in 2001, 2002 and 2003.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Specifically, for floating rate GIC liabilities that are matched with fixed rate securities, the Company manages the interest rate risk by hedging with interest rate swap contracts. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. The use of interest rate swap contracts increased during 1998 due to the increase in floating rate GIC liabilities. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1998 was a net payable of $3.9 million. The Company does not require collateral or other security to support financial instruments with credit risk.

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The (decrease) or increase in net investment income related to interest rate swap contracts was $(2.8) million, $(0.4) million and $0.6 million for the years ended December 31, 1998, 1997, and 1996, respectively. The fair value of interest rate swap contracts outstanding were $(28.3) million and $(2.3) million at December 31, 1998 and 1997, respectively. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1998 or 1997. A reconciliation of the notional amount of interest rate swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                          1998       1997       1996
----------------------------------------------------------------------------------  ----------  ---------  ---------
Contracts outstanding, beginning of year..........................................  $    244.1  $     5.0  $    17.5
New contracts.....................................................................       873.5      244.7        5.0
Contracts expired.................................................................        (5.0)      (5.6)     (17.5)
                                                                                    ----------  ---------  ---------
Contracts outstanding, end of year................................................  $  1,112.6  $   244.1  $     5.0
                                                                                    ----------  ---------  ---------
                                                                                    ----------  ---------  ---------

Expected maturities of interest rate swap contracts outstanding at December 31, 1998 is $44.0 million in 2000, $234.5 million in 2002, $810.5 million in 2003 and $23.6 million thereafter. There are no expected maturities of interest rate contracts in 1999 or 2001.

G.  OTHER SWAP CONTRACTS

The Company enters into security return-linked and insurance portfolio-linked swap contracts for investment purposes. Under the security return-linked contracts, the Company agrees to exchange cash flows according to the performance of a specified security or portfolio of securities. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1998, was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

In 1998, the Company also entered into credit default swap agreements. Under the terms of these agreements, the Company assumes the default risk of a specific high credit quality issuer in exchange for a stated annual premium. In the case of default, the Company will pay the counterparty par value for a pre-determined security of the issuer. The primary risk associated with these transactions is the default risk of the underlying companies. The Company regularly assesses the financial strength of the underlying companies and generally enters into default swap agreements for companies rated "A" or better by nationally recognized rating agencies.

The swap contracts are marked to market with any gain or loss recognized currently. The fair values of swap contracts outstanding were $(0.1) million at December 31, 1998 and 1997. The net amount receivable or payable under security-returned-linked and insurance portfolio-linked swap contracts is recognized when the contracts are marked to market. The net increase (decrease) in realized investment gains related to these contracts was $1.1 million in 1998 and $(1.6) million in 1997. There were no realized investment gains or losses on other swap contracts recognized in 1996.

The stated annual premium under credit default swap contracts is recognized currently in net investment income. The net increase to investment income related to credit default swap contracts was $0.2 million in 1998. There was no investment income recognized in 1997 and 1996.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                                           1998       1997       1996
------------------------------------------------------------------------------------  ---------  ---------  ---------
Contracts outstanding, beginning of year............................................  $    15.0  $    58.6  $  --
New contracts.......................................................................      266.3      192.1       58.6
Contracts expired...................................................................      (26.3)    (211.6)    --
Contracts terminated................................................................     --          (24.1)    --
                                                                                      ---------  ---------  ---------
Contracts outstanding, end of year..................................................  $   255.0  $    15.0  $    58.6
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

Expected maturities of other swap contracts outstanding at December 31, 1998 are as follows: $115.0 million in 1999, $115.0 million in 2000 and $25.0 million in 2001. There are no expected maturities of such other swap contracts in 2002 or 2003.

H.  OTHER

At December 31, 1998, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholders' equity. At December 31, 1997, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity, except for investments with the U.S. Treasury with a carrying value of $262.4 million.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Fixed maturities............................................  $530.8  $541.9  $553.8
Mortgage loans..............................................    58.3    57.5    69.5
Equity securities...........................................     7.4    10.6    11.1
Policy loans................................................    11.9    10.9    10.3
Real estate.................................................     7.2    20.1    40.8
Other long-term investments.................................    (0.5)   12.4    19.9
Short-term investments......................................    14.3    12.8    10.6
                                                              ------  ------  ------
Gross investment income.....................................   629.4   666.2   716.0
Less investment expenses....................................   (15.7)  (24.4)  (45.2)
                                                              ------  ------  ------
Net investment income.......................................  $613.7  $641.8  $670.8
                                                              ------  ------  ------
                                                              ------  ------  ------

At December 31, 1998, there was one mortgage loan on non-accrual status which had an outstanding principal balance of $4.3 million. This loan was restructured and fully impaired. There were no fixed maturities which were on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, had no impact in 1998 and 1997, and reduced net income by $0.5 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $28.7 million, $40.3 million and $51.3 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $3.3 million, $3.9 million and $7.7 million in 1998, 1997 and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $3.3 million, $4.2 million and $4.5 million in 1998, 1997 and 1996, respectively.

There were no fixed maturities which were non-income producing for the year ended December 31, 1998. There was one mortgage loan which was non-income producing for the year ended December 31, 1998, which had an outstanding principal balance of $4.3 million and was fully impaired.

Included in other long-term investments is a loss from limited partnerships of $7.5 million in 1998, and income of $7.8 million and $13.7 million in 1997 and 1996, respectively.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
------------------------------------------------------------  ---------  ---------  ---------
Fixed maturities............................................  $   (11.8) $    14.7  $    (9.7)
Mortgage loans..............................................        8.8       (1.2)      (2.4)
Equity securities...........................................       66.6       53.6       54.8
Real estate.................................................       13.7       12.8       21.1
Other.......................................................      (14.7)      (3.4)       3.0
                                                              ---------  ---------  ---------
Net realized investment gains...............................  $    62.6  $    76.5  $    66.8
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive Income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
------------------------------------------------------------  ---------  ---------  ---------
Unrealized gains on securities:
Unrealized holding gains arising during period, (net of
 taxes and minority interest of $(20.8) million, $123.7
 million and $10.7 million in 1998, 1997 and 1996,
 respectively)..............................................  $    (6.8) $   115.5  $    (0.7)
Less: reclassification adjustment for gains included in net
 income (net of taxes and minority interest of $21.5
 million, $30.7 million and $24.2 million in 1998, 1997 and
 1996, respectively)........................................       33.3       37.6       20.9
                                                              ---------  ---------  ---------
Other comprehensive income..................................  $   (40.1) $    77.9  $   (21.6)
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Included in the fair value of fixed maturities are swap contracts used to hedge fixed maturities with a fair value of $(27.1) million at December 31, 1998. Fair values of interest rate futures were not material at December 31, 1997.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Other liabilities are based on surrender values.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value. The fair value of long-term debt was estimated using market quotes, when available, and, when not available, discounted cash flow analyses.

The estimated fair values of the financial instruments were as follows:

                                                                     1998                1997
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
------------------------------------------------------------  --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  504.0  $  504.0  $  213.9  $  213.9
  Fixed maturities..........................................   7,683.9   7,683.9   7,253.5   7,253.5
  Equity securities.........................................     397.1     397.1     479.0     479.0
  Mortgage loans............................................     562.3     587.1     567.5     597.0
  Policy loans..............................................     154.3     154.3     141.9     141.9
                                                              --------  --------  --------  --------
                                                              $9,301.6  $9,326.4  $8,655.8  $8,685.3
                                                              --------  --------  --------  --------
                                                              --------  --------  --------  --------
FINANCIAL LIABILITIES
  Guaranteed investment contracts...........................  $1,791.8  $1,830.8  $  985.2  $1,004.7
  Supplemental contracts without life contingencies.........      37.3      37.3      22.4      22.4
  Dividend accumulations....................................      88.4      88.4      87.8      87.8
  Other individual contract deposit funds...................      61.6      61.1      57.9      55.7
  Other group contract deposit funds........................     700.4     704.0     714.8     715.5
  Individual annuity contracts..............................   1,110.6   1,073.6     907.4     882.2
  Short-term debt...........................................     221.3     221.3      33.0      33.0
  Long-term debt............................................     --        --          2.6       2.6
                                                              --------  --------  --------  --------
                                                              $4,011.4  $4,016.5  $2,811.1  $2,803.9
                                                              --------  --------  --------  --------
                                                              --------  --------  --------  --------

6.  CLOSED BLOCK

Included in other income in the Consolidated Statement of Income in 1998, 1997 and 1996 is a net pre-tax contribution from the Closed Block of $10.4 million, $9.1 million and $8.6 million, respectively. Summarized financial information of the Closed Block as of December 31, 1998 and 1997 and for the period ended December 31, 1998, 1997 and 1996 is as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Assets
  Fixed maturities, at fair value (amortized cost of $399.1
    and $400.1, respectively)...............................  $414.2  $412.9
  Mortgage loans............................................   136.0   112.0
  Policy loans..............................................   210.9   218.8
  Cash and cash equivalents.................................     9.4    25.1
  Accrued investment income.................................    14.1    14.1
  Deferred policy acquisition costs.........................    15.6    18.2
  Other assets..............................................     2.9     5.6
                                                              ------  ------
Total assets................................................  $803.1  $806.7
                                                              ------  ------
                                                              ------  ------
Liabilities
  Policy liabilities and accruals...........................  $862.9  $875.1
  Other liabilities.........................................     9.1    10.4
                                                              ------  ------
Total liabilities...........................................  $872.0  $885.5
                                                              ------  ------
                                                              ------  ------

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
------------------------------------------------------------  --------   --------   --------
Revenues
    Premiums................................................  $   55.4   $   58.3   $   61.7
    Net investment income...................................      53.3       53.4       52.6
    Realized investment loss................................       0.1        1.3       (0.7)
                                                              --------   --------   --------
Total revenues..............................................     108.8      113.0      113.6
Benefits and expenses
    Policy benefits.........................................      95.0      100.5      101.2
    Policy acquisition expenses.............................       2.7        3.0        3.2
    Other operating expenses................................       0.7        0.4        0.6
                                                              --------   --------   --------
Total benefits and expenses.................................      98.4      103.9      105.0
                                                              --------   --------   --------
Contribution from the Closed Block..........................  $   10.4   $    9.1   $    8.6
                                                              --------   --------   --------
                                                              --------   --------   --------
Cash flows
  Cash flows from operating activities:
    Contribution from the Closed Block......................  $   10.4   $    9.1   $    8.6
    Change in deferred policy acquisition costs, net........       2.6        2.9        3.4
    Change in premiums and other receivables................       0.3      --           0.2
    Change in policy liabilities and accruals...............     (13.5)     (11.6)     (13.9)
    Change in accrued investment income.....................     --           0.2        2.3
    Deferred Taxes..........................................       0.1       (5.1)       1.0
    Change in other assets..................................       2.4       (2.9)      (1.6)
    Change in expenses and taxes payable....................      (2.9)      (2.0)       1.7
    Other, net..............................................      (0.1)      (1.2)       1.4
                                                              --------   --------   --------
  Net cash (used in) provided by operating activities.......      (0.7)     (10.6)       3.1
  Cash flows from investing activities:
    Sales, maturities and repayments of investments.........      83.6      161.6      188.1
    Purchases of investments................................    (106.5)    (161.4)    (196.9)
    Other, net..............................................       7.9       11.4       12.2
                                                              --------   --------   --------
  Net cash provided by (used in) investing activities.......     (15.0)      11.6        3.4
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................     (15.7)       1.0        6.5
Cash and cash equivalents, beginning of year................      25.1       24.1       17.6
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $    9.4   $   25.1   $   24.1
                                                              --------   --------   --------
                                                              --------   --------   --------

There are no valuation allowances on mortgage loans in the Closed Block at December 31, 1998, 1997 or 1996, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7.  DEBT

Short and long-term debt consisted of the following:

DECEMBER 31,
(IN MILLIONS)                                                  1998   1997
------------------------------------------------------------  ------  -----
Short-Term
    Commercial paper........................................  $  41.3 $32.6
    Borrowings under bank credit facility...................    150.0  --
    Repurchase agreements...................................     30.0  --
    Other...................................................    --      0.4
                                                              ------  -----
Total short-term debt.......................................  $ 221.3 $33.0
                                                              ------  -----
                                                              ------  -----
Long-term debt..............................................  $ --    $ 2.6
                                                              ------  -----
                                                              ------  -----

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by a credit agreement. At December 31, 1998, the weighted average interest rate for outstanding commercial paper was approximately 5.34%.

Effective December 4, 1998, the Company entered into a credit agreement that expired on February 5, 1999. Borrowings under this agreement were unsecured and incurred interest at a rate per annum equal to the eurodollar rate plus applicable margin. Borrowings outstanding under this credit facility at December 31, 1998 were $150.0 million.

During 1998 and 1996, the Company utilized repurchase agreements to finance certain investments. The 1996 repurchase agreements were settled by the end of 1996.

In October, 1995, AFC issued $200.0 million face amount of Senior Debentures for proceeds of $197.2 million net of discounts and issuance costs. These securities have an effective interest rate of 7.65%, and mature on October 16, 2025. Interest is payable semiannually on October 15 and April 15 of each year. The Senior Debentures are subject to certain restrictive covenants, including limitations on issuance of or disposition of stock of restricted subsidiaries and limitations on liens. AFC is in compliance with all covenants. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and APY. Interest expense was $7.3 million, $3.6 million and $16.8 million in 1998, 1997 and 1996, respectively. Interest paid on the credit agreement was approximately $0.7 million in 1998 and $2.8 million in 1997. Interest expense during 1996 also included $11.0 million related to interest payments on repurchase agreements. All interest expense is recorded in other operating expenses.

8.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998     1997    1996
------------------------------------------------------------  -------   -----  -------
Federal income tax expense (benefit)
    Current.................................................  $  67.6   $83.3  $  96.8
    Deferred................................................    (15.4)   14.2    (15.7)
                                                              -------   -----  -------
Total.......................................................  $  52.2   $97.5  $  81.1
                                                              -------   -----  -------
                                                              -------   -----  -------

The federal income taxes attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Expected federal income tax expense.........................  $100.9  $131.8  $122.3
    Tax-exempt interest.....................................   (38.9)  (37.9)  (35.3)
    Differential earnings amount............................    --      --     (10.2)
    Dividend received deduction.............................    (5.1)   (3.2)   (1.6)
    Changes in tax reserve estimates........................     2.3     7.8     4.7
    Tax credits.............................................    (8.5)   (2.7)
    Other, net..............................................     1.5     1.7     1.2
                                                              ------  ------  ------
Federal income tax expense..................................  $ 52.2  $ 97.5  $ 81.1
                                                              ------  ------  ------
                                                              ------  ------  ------

Until conversion to a stock life insurance company, FAFLIC, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying the average equity base of the FAFLIC/AFLIAC consolidated group, as determined for tax purposes, by the estimate of an excess of an imputed earnings rate over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service (IRS). The differential earnings amount included in 1996 related to an adjustment for the 1994 tax year based on the actual mutual life insurance companies' earnings rate issued by the IRS in 1996. As a stock life company, FAFLIC is no longer required to reduce its policyholder dividend deduction by the differential earnings amount.

The deferred income tax (asset) liability represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
------------------------------------------------------------  --------   --------
Deferred tax (assets) liabilities
    AMT carryforwards.......................................  $  (16.8)  $  (15.6)
    Loss reserve discounting................................    (406.6)    (391.6)
    Deferred acquisition costs..............................     345.8      291.8
    Employee benefit plans..................................     (45.3)     (48.0)
    Investments, net........................................     121.7      175.4
    Bad debt reserve........................................      (1.8)     (14.3)
    Litigation reserve......................................     (10.9)     --
    Other, net..............................................      (5.5)      15.2
                                                              --------   --------
Deferred tax (asset) liability, net.........................  $  (19.4)  $   12.9
                                                              --------   --------
                                                              --------   --------

Gross deferred income tax assets totaled $486.9 million and $469.5 million at December 31, 1998 and 1997, respectively. Gross deferred income tax liabilities totaled $467.5 million and $482.4 million at December 31, 1998 and 1997, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1998, there are available alternative minimum tax credit carryforwards of $16.8 million.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/ AFLIAC consolidated group's federal income tax returns through 1994. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1991. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1992,1993 and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/ AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

9.  PENSION PLANS

FAFLIC provides retirement benefits to substantially all of its employees under a defined benefit pension plan. This plan is based on a defined benefit cash balance formula, whereby the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1998, 1997 and 1996 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net periodic pension cost were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998      1997      1996
------------------------------------------------------------  -------   -------   -------
Service cost -- benefits earned during the year.............  $  19.0   $  19.9   $  19.0
Interest cost...............................................     25.5      23.5      21.9
Expected return on plan assets..............................    (34.9)    (31.2)    (28.3)
Recognized net actuarial loss (gain)........................      0.4       0.1      (0.4)
Amortization of transition asset............................     (1.8)     (1.9)     (1.9)
Amortization of prior service cost..........................     (1.7)     (2.0)     (2.3)
                                                              -------   -------   -------
Net periodic pension cost...................................  $   6.5   $   8.4   $   8.0
                                                              -------   -------   -------
                                                              -------   -------   -------

The following table summarizes the status of the pension plan. At December 31, 1998 and 1997 the plan's assets exceeded its projected benefit obligations.

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Change in benefit obligations:
    Projected benefit obligation at beginning of year.......  $370.4  $344.2
    Service cost -- benefits earned during the year.........    19.0    19.9
    Interest cost...........................................    25.5    23.5
    Actuarial losses........................................    20.4     0.3
    Benefits paid...........................................   (21.1)  (17.5)
                                                              ------  ------
    Projected benefit obligation at end of year.............  $414.2  $370.4
                                                              ------  ------
                                                              ------  ------
Change in plan assets:
    Fair value of plan assets at beginning of year..........  $395.5  $347.8
    Actual return on plan assets............................    67.2    65.2
    Benefits paid...........................................   (21.1)  (17.5)
                                                              ------  ------
    Fair value of plan assets at end of year................   441.6   395.5
                                                              ------  ------
    Funded status of the plan...............................    27.4    25.1
    Unrecognized transition obligation......................   (23.9)  (26.2)
    Unamortized prior service cost..........................   (11.0)  (13.9)
    Unrecognized net actuarial gains........................   (54.9)  (44.9)
                                                              ------  ------
        Net pension liability...............................  $(62.4) $(59.9)
                                                              ------  ------
                                                              ------  ------

As a result of AFC's merger with APY, certain pension liabilities were reduced by $11.7 million in 1997, to reflect their fair value as of the purchase date. These pension liabilities were reduced by $10.3 million in 1998, which reflects fair value, net of applicable amortization. Determination of the projected benefit obligations was based on a weighted average discount rate of 6.5% and 7.0% in 1998 and 1997, respectively, and the assumed long-term rate of return on plan assets was 9.0% in both 1998 and 1997. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. Plan assets also include 973,262 shares of AFC Common Stock at both December 31, 1998 and 1997, with a market value of $56.3 million and $48.6 million at December 31, 1998 and 1997, respectively.

The Company has a defined contribution 401(k) plan for its employees, whereby the Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1998, 1997 and 1996, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expenses related to this plan was $5.6 million, $3.3 million and $5.5 million, in 1998, 1997 and 1996, respectively. In addition to this plan, the Company has a defined contribution plan for substantially all of its agents. The Plan expense in 1998, 1997 and 1996 was $3.0 million, $2.8 million and $2.0 million, respectively.

On January 1, 1998, substantially all of the aforementioned defined benefit and defined contribution 401k plans were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $5.9 million change of interest adjustment to additional paid in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

10.  OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and dependents, under several plans sponsored by FAFLIC. Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plan changes, effective January 1, 1996, resulted in a negative plan amendment (change in eligibility and medical benefits) of $26.8 million and curtailment (no future increases in life insurance) of $5.3 million. The negative plan amendment will be amortized as prior service cost over the average number of years to full eligibility (approximately 9 years or $3.0 million per year). Of the $5.3 million curtailment gain, $3.3 million has been deducted from unrecognized loss and $2.0 million has been recorded as a reduction of the net periodic postretirement benefit expense.

The plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1998    1997
------------------------------------------------------------  ------  ------
Change in benefit obligation:
    Accumulated postretirement benefit obligation at
      beginning of year.....................................  $ 71.8  $ 72.3
    Service cost............................................     3.1     3.0
    Interest cost...........................................     5.1     4.6
    Actuarial losses........................................     7.6    (4.7)
    Benefits paid...........................................    (3.6)   (3.4)
                                                              ------  ------
    Accumulated postretirement benefit obligation at end of
      year..................................................    84.0    71.8
    Fair value of plan assets at end of year................    --      --
                                                              ------  ------
    Funded status of the plan...............................   (84.0)  (71.8)
    Unamortized prior service cost..........................   (12.9)  (15.3)
    Unrecognized net actuarial losses.......................     7.5     0.8
                                                              ------  ------
    Accumulated postretirement benefit costs................  $(89.4) $(86.3)
                                                              ------  ------
                                                              ------  ------

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998     1997     1996
------------------------------------------------------------  ------   ------   ------
Service cost................................................  $  3.1   $  3.0   $  3.2
Interest cost...............................................     5.1      4.6      4.6
Recognized net actuarial loss (gain)........................     0.1     (0.1)     0.2
Amortization of prior service cost..........................    (2.4)    (2.7)    (3.0)
                                                              ------   ------   ------
Net periodic postretirement benefit cost....................  $  5.9   $  4.8   $  5.0
                                                              ------   ------   ------
                                                              ------   ------   ------

As a result of AFC's merger with APY in 1997, certain postretirement liabilities were reduced by $6.1 million to reflect their fair value as of the purchase date. These postretirement liabilities were reduced by $5.4 million in 1998, which reflects fair value, net of applicable amortization.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1998, health care costs were assumed to increase 7.0% in 1999, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1998 by $5.7 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1998 by $0.7 million. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1998 by $5.2 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1998 by $0.6 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 7.0% at December 31, 1998 and 1997. In addition, the actuarial present value of the accumulated postretirement benefit obligation was determined using an assumed rate of increase in future compensation levels of 5.5% for FAFLIC agents.

On January 1, 1998, substantially all of the aforementioned postretirement medical and death benefits plans were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $3.8 million change of interest adjustment to additional paid in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

11.  DIVIDEND RESTRICTIONS

Massachusetts, Delaware, New Hampshire and Michigan have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC, AFLIAC, Hanover and Citizens, respectively.

Dividends from FAFLIC and Allmerica P&C (Hanover) are the primary source of cash flow for AFC.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. During 1998, FAFLIC paid dividends of $50.0 million to AFC. No dividends were declared by FAFLIC to AFC during 1997 or 1996 During 1999, FAFLIC could pay dividends of $116.4 million to AFC without prior approval of the Commissioner.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were declared by AFLIAC to FAFLIC during 1998, 1997 or 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

Pursuant to New Hampshire's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the New Hampshire Insurance Commissioner, is limited to 10% of such insurer's statutory policyholder surplus as of the preceding December 31. Hanover declared dividends to Allmerica P&C totaling, $125.0 million, $120.0 million and $105.0 million during 1998, 1997 and 1996, respectively. During 1999, the maximum dividend and other distributions that could be paid to Allmerica P&C by Hanover, without prior approval of the Insurance Commissioner, is approximately $1.6 million, which considers an extraordinary dividend of $125.0 million declared on March 12, 1998. The allowable dividend without prior approval will increase to $126.6 million on March 12, 1999.

Pursuant to Michigan's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Michigan Insurance Commissioner, is limited to the greater of 10% of policyholders' surplus as of December 31 of the immediately preceding year or the statutory net income less realized gains, for the immediately preceding calendar year. Citizens Insurance paid dividends to Citizens Corporation totaling $200.0 million and $6.3 million during 1998 and 1996, respectively. A $180.0 million extraordinary dividend was approved by the Commissioner in 1998. No dividends were declared by Citizens Insurance during 1997. During 1999, Citizens Insurance can declare no dividends to Citizens Corporation without prior approval of the Michigan Insurance Commissioner as a result of the $180.0 million extraordinary dividend declared on December 21, 1998.

12.  SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Accumulation. Within these broad areas, the Company conducts business principally in four operating segments.

Effective January 1, 1998, the Company adopted Statement No. 131. Upon adoption, the separate financial information of each segment was re-defined consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the significant changes in reportable segments is included below.

The Risk Management group includes two segments: Property and Casualty and Corporate Risk Management Services. The Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

The Retirement and Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels as well as group retirement products, such as defined benefit and 401(k) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in three types of GICs; the traditional GIC, the synthetic GIC and the floating rate GIC. This segment is also a Registered Investment Advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans. In addition to the four operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, corporate debt, Capital Securities and corporate overhead expenses. Corporate overhead expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, Corporate Technology, Corporate Finance, Human Resources and the legal department.

Significant changes to the Company's segmentation include a reclassification of corporate overhead expenses from each operating segment into the Corporate segment. Additionally, certain products (group retirement products, such as 401(k) plans and tax-sheltered annuities, group variable universal life) and certain other non-insurance operations (telemarketing and trust services) previously reported in the Allmerica Financial Institutional Services segment were combined with the Allmerica Financial Services segment. Also, the Company reclassified the GIC product line previously reported in the Allmerica Financial Institutional Services segment into the Allmerica Asset Management segment.

Management evaluates the results of the aforementioned segments based on pre-tax segment income. Pre-tax segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of pre-tax segment income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, pre-tax segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997      1996
------------------------------------------------------------  --------  --------  --------
Segment revenues:
  Risk Management
    Property and Casualty...................................  $2,204.8  $2,211.0  $2,145.8
    Corporate Risk Management Services......................     412.9     405.4     370.7
                                                              --------  --------  --------
        Subtotal............................................   2,617.7   2,616.4   2,516.5
                                                              --------  --------  --------
  Retirement and Asset Accumulation
    Allmerica Financial Services............................     721.2     709.7     700.0
    Allmerica Asset Management..............................     121.7      91.1     110.5
                                                              --------  --------  --------
        Subtotal............................................     842.9     800.8     810.5
                                                              --------  --------  --------
  Corporate.................................................       2.3       5.5       5.2
  Intersegment revenues.....................................      (7.6)    (11.6)    (13.8)
                                                              --------  --------  --------
    Total segment revenues including Closed Block...........   3,455.2   3,411.1   3,318.4
                                                              --------  --------  --------
  Adjustment to segment revenues:
    Adjustment for Closed Block.............................     (98.4)   (102.6)   (105.7)
    Net realized gains......................................      62.6      75.6      66.8
                                                              --------  --------  --------
        Total revenues......................................  $3,419.4  $3,384.2  $3,279.5
                                                              --------  --------  --------
                                                              --------  --------  --------

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1998    1997    1996
------------------------------------------------------------  ------  ------  ------
Segment income (loss) before income taxes and minority
 interest:
  Risk Management
    Property and Casualty...................................  $151.4  $172.9  $170.7
    Corporate Risk Management Services......................     7.8    27.0    28.3
                                                              ------  ------  ------
        Subtotal............................................   159.2   199.9   199.0
                                                              ------  ------  ------
  Retirement and Asset Accumulation
    Allmerica Financial Services............................   166.6   134.6   106.8
    Allmerica Asset Management..............................    23.7    18.4    11.5
                                                              ------  ------  ------
        Subtotal............................................   190.3   153.0   118.3
                                                              ------  ------  ------
  Corporate.................................................   (45.3)  (44.6)  (36.6)
                                                              ------  ------  ------
    Segment income before income taxes and minority
      interest..............................................   304.2   308.3   280.7
                                                              ------  ------  ------
  Adjustments to segment income:
    Net realized investment gains, net of amortization......    53.9    78.7    69.6
    Sales practice litigation expense.......................   (31.0)   --      --
    Loss on exiting reinsurance pools.......................   (25.3)
    Gain from change in mortality assumptions...............    --      47.0    --
    Loss on cession of disability income business...........    --     (53.9)   --
    Restructuring costs.....................................   (13.0)   --      --
    Other items.............................................     (.7)   (3.2)   (1.1)
                                                              ------  ------  ------
  Income before taxes and minority interest.................  $288.1  $376.9  $349.2
                                                              ------  ------  ------
                                                              ------  ------  ------

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1998     1997
------------------------------------------------------------  ---------  ---------  --------  ------
                                                                                        DEFERRED
                                                                                      ACQUISITION
                                                              IDENTIFIABLE ASSETS        COSTS
Risk Management
    Property and Casualty...................................  $ 5,649.0  $ 5,650.4  $  164.9  $167.2
    Corporate Risk Management Services......................      567.8      619.8       2.6     2.9
                                                              ---------  ---------  --------  ------
        Subtotal............................................    6,216.8    6,270.2     167.5   170.1
Retirement and Asset Accumulation
    Allmerica Financial Services............................   19,407.3   15,159.2     993.1   794.5
    Allmerica Asset Management..............................    1,810.9    1,035.1       0.6     0.9
                                                              ---------  ---------  --------  ------
        Subtotal............................................   21,218.2   16,194.3     993.7   795.4
    Corporate...............................................       29.6       26.9     --       --
                                                              ---------  ---------  --------  ------
        Total...............................................  $27,464.6  $22,491.4  $1,161.2  $965.5
                                                              ---------  ---------  --------  ------
                                                              ---------  ---------  --------  ------

13.  LEASE COMMITMENTS

Rental expenses for operating leases, principally with respect to buildings, amounted to $34.9 million, $33.6 million and $34.9 million in 1998, 1997 and 1996, respectively. At December 31, 1998, future minimum rental payments under non-cancelable operating leases were approximately $73.5 million, payable as follows: 1999 -- $28.6 million; 2000 -- $21.0 million; 2001 -- $13.8 million;
2002 -- $6.9 million; and $3.2 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1999.

14.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts".

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). At December 31, 1998, CAR was the only reinsurer which represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company cedes a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1998, 1997 and 1996 were $34.3 million and $38.1 million, $32.3 million and $28.2 million, and $38.0 million and $21.8 million, respectively. The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1998, 1997 and 1996 of $3.7 million and $18.0 million, $9.8 million and $(0.8) million, and $50.5 million and $(52.9) million, respectively.

On June 2, 1998, the Company recorded a $124.2 million one-time reduction of its direct and ceded written premiums as a result of a return of excess surplus from MCCA. This transaction had no impact on the total net premiums recorded by the Company in 1998.

Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                    1998       1997      1996
------------------------------------------------------------  ----------  --------  --------
Life and accident and health insurance premiums:
    Direct..................................................    $  416.6  $  417.4  $  389.1
    Assumed.................................................       111.9     110.7      87.8
    Ceded...................................................      (189.8)   (170.1)   (138.9)
                                                              ----------  --------  --------
Net premiums................................................    $  338.7  $  358.0  $  338.0
                                                              ----------  --------  --------
                                                              ----------  --------  --------
Property and casualty premiums written:
    Direct..................................................    $1,969.3  $2,068.5  $2,039.7
    Assumed.................................................        58.8     103.1     108.7
    Ceded...................................................       (74.1)   (179.8)   (234.0)
                                                              ----------  --------  --------
Net premiums................................................    $1,954.0  $1,991.8  $1,914.4
                                                              ----------  --------  --------
                                                              ----------  --------  --------
Property and casualty premiums earned:
    Direct..................................................    $1,966.8  $2,046.2  $2,018.5
    Assumed.................................................        64.5     102.0     112.4
    Ceded...................................................       (66.1)   (195.1)   (232.6)
                                                              ----------  --------  --------
Net premiums................................................    $1,965.2  $1,953.1  $1,898.3
                                                              ----------  --------  --------
                                                              ----------  --------  --------
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
    Direct..................................................    $  653.6  $  656.4  $  606.5
    Assumed.................................................        67.9      61.6      44.9
    Ceded...................................................      (164.0)   (158.8)    (77.8)
                                                              ----------  --------  --------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................    $  557.5  $  559.2  $  573.6
                                                              ----------  --------  --------
                                                              ----------  --------  --------
Property and casualty benefits, claims, losses and loss
 adjustment expenses:
    Direct..................................................    $1,588.3  $1,464.9  $1,299.8
    Assumed.................................................        62.7     101.2      85.8
    Ceded...................................................      (158.2)   (120.6)     (2.2)
                                                              ----------  --------  --------
Net policy benefits, claims, losses, and loss adjustment
 expenses...................................................    $1,492.8  $1,445.5  $1,383.4
                                                              ----------  --------  --------
                                                              ----------  --------  --------

15.  DEFERRED POLICY ACQUISITION COSTS

The following reflects changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997       1996
------------------------------------------------------------  --------  --------   --------
Balance at beginning of year................................  $  965.5  $  822.7   $  735.7
    Acquisition expenses deferred...........................     641.2     617.7      547.4
    Amortized to expense during the year....................    (452.8)   (476.0)    (470.1)
    Adjustment to equity during the year....................       7.3     (11.1)       9.7
    Adjustment for cession of disability income insurance...     --        (38.6)     --
    Adjustment for revision of universal and variable
      universal life insurance mortality assumptions........     --         50.8      --
                                                              --------  --------   --------
Balance at end of year......................................  $1,161.2  $  965.5   $  822.7
                                                              --------  --------   --------
                                                              --------  --------   --------

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

16.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND
    LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $568.0 million, $533.6 million and $471.7 million at December 31, 1998, 1997 and 1996, respectively. Accident and health claim liabilities were re-estimated for all prior years and were increased by $14.6 million in 1998, and decreased by $0.2 million and $0.6 million in 1997 and 1996, respectively. The increase in 1998 resulted from the Company's reserve strengthening primarily in the assumed reinsurance and stop loss only business.

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997      1996
------------------------------------------------------------  --------  --------  --------
Reserve for losses and LAE, beginning of the year...........  $2,615.4  $2,744.1  $2,896.0
Incurred losses and LAE, net of reinsurance recoverable:
    Provision for insured events of the current year........   1,609.0   1,564.1   1,513.3
    Decrease in provision for insured events of prior
      years.................................................    (127.2)   (127.9)   (141.4)
                                                              --------  --------  --------
Total incurred losses and LAE...............................   1,481.8   1,436.2   1,371.9
                                                              --------  --------  --------
Payments, net of reinsurance recoverable:
    Losses and LAE attributable to insured events of current
      year..................................................     871.9     775.1     759.6
    Losses and LAE attributable to insured events of prior
      years.................................................     643.0     732.1     627.6
                                                              --------  --------  --------
Total payments..............................................   1,514.9   1,507.2   1,387.2
                                                              --------  --------  --------
Change in reinsurance recoverable on unpaid losses..........      15.0     (50.2)   (136.6)
                                                              --------  --------  --------
Other (1)...................................................     --         (7.5)    --
                                                              --------  --------  --------
Reserve for losses and LAE, end of year.....................  $2,597.3  $2,615.4  $2,744.1
                                                              --------  --------  --------
                                                              --------  --------  --------

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the property and casualty reserves have been re-estimated for all prior accident years and were decreased by $127.2 million, $127.9 million and $141.1 million in 1998, 1997, and 1996, respectively.

The decrease in favorable development on prior years' reserves of $0.7 million in 1998 results from a $20.7 million decrease in favorable development at Citizens, significantly offset by a $20.0 million increase in favorable development at Hanover. The decrease in favorable development on prior year reserves at Citizens in 1998, reflects a $13.8 million decrease in favorable development, to $21.9 million, in the workers' compensation line. In addition, favorable development in the commercial multiple peril line decreased $4.0 million, to

$0.3 million. These declines in favorable development are partially offset by continued favorable development on prior year reserves in the personal automobile line due to tort reform in Michigan, which became effective July 26, 1996. The new legislation requires judges rather than juries to determine if the minimum threshold to allow pain and suffering damage settlements has been met.

The increase in favorable development at Hanover during 1998 reflects a $20.6 million increase in favorable development on prior year reserves, to $38.0 million, in the personal automobile line, as well as a $14.9 million increase to $12.1 million in the commercial multiple peril line. These increases are primarily attributable to the initiatives taken by the Company over the past two years which are expected to reduce ultimate settlement costs. These increases are partially offset by less favorable development in the workers' compensation line where favorable development on prior year reserves decreased $19.2 million, to $9.6 million.

The decrease in favorable development on prior years' reserves of $13.5 million in 1997 results primarily from a $24.6 million decrease in favorable development at Hanover to $58.4 million, partially offset by an $11.1 million increase in favorable development at Citizens to $69.5 million. The decrease in Hanover's favorable development of $24.6 million in 1997 reflects a decrease in favorable development of $25.0 million, to $17.4 million, in the personal automobile line as well as a decrease in favorable development of $8.5 million, to unfavorable development of $2.8 million, in the commercial multiple peril line. These decreases were partially offset by an increase in favorable development in the workers' compensation line of $11.5 million, to $28.8 million. The increase in favorable development at Citizens in 1997, reflects improved severity in the workers' compensation line where favorable development increased $13.9 million, to $35.7 million, and in the commercial multiple peril line where favorable development increased $7.0 million, to $4.3 million. These increases are partially offset by less favorable development in the personal automobile line, where favorable development decreased $10.5 million, to $22.5 million in 1997.

This favorable development reflects the Regional Property and Casualty subsidiaries' reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

Due to the nature of the business written by the Regional Property and Casualty subsidiaries, the exposure to environmental liabilities is relatively small and therefore their reserves are relatively small compared to other types of liabilities. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the total reserve for losses and LAE were $49.9 million, $53.1 million and $50.8 million, net of reinsurance of $14.2 million, $15.7 million and $20.2 million in 1998, 1997 and 1996, respectively. The Regional Property and Casualty subsidiaries do not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Regional Property and Casualty subsidiaries may be required to defend such claims. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available. Although these claims are not material, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become material. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

17.  MINORITY INTEREST

The Company's interest in Allmerica P&C is represented by ownership of 70.0%, 65.8% and 59.5% of the outstanding shares of common stock at December 31, 1998, 1997 and 1996, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

18.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries, including FAFLIC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, the plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, the Company and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, FAFLIC recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

RESIDUAL MARKETS

The Company is required to participate in residual markets in various states. The results of the residual markets are not subject to the predictability associated with the Company's own managed business, and are significant to the workers' compensation line of business and both the private passenger and commercial automobile lines of business.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

19.  STATUTORY FINANCIAL INFORMATION

The Company and its insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1998      1997      1996
------------------------------------------------------------  --------  --------  --------
Statutory Net Income (Combined)
    Property and Casualty Companies.........................  $  180.7  $  190.3  $  155.5
    Life and Health Companies...............................      86.4     191.2     133.3
Statutory Shareholder's Surplus (Combined)
    Property and Casualty Companies.........................  $1,269.3  $1,279.6  $1,201.6
    Life and Health Companies...............................   1,164.1   1,221.3   1,120.1

20.  SUBSEQUENT EVENT

On April 1, 1999, Allmerica P&C redeemed an additional 3,246.8 shares of its issued and outstanding common stock owned by AFC for $125.0 million, thereby increasing FAFLIC's ownership of Allmerica P&C by 4.8%. The 1999 transaction consisted of $75.4 million of securities and $49.6 million of cash.

21.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

During the second quarter of 1999, AFC approved a plan to exit its group life and health insurance business, consisting of its Employee Benefit Services ("EBS") business and its accident and health assumed reinsurance pool business ("reinsurance pool business"). AFC is pursuing a sale of its EBS business during the second half of 1999. During the third quarter of 1998, the Company ceased writing new premium in the reinsurance pool business, subject to certain contractual obligations. Prior to 1999, these businesses comprised substantially all of the former Corporate Risk Management Services segment. Accordingly, the operating results of FAFLIC's group life and health insurance business, including its reinsurance pool business, are reported in the Consolidated Statements of Income as discontinued operations in the second quarter of 1999 in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). At December 31, 1998, the businesses had assets of approximately $480.9 million consisting primarily of invested assets, premiums and fees receivable, and reinsurance recoverables, and liabilities of approximately $445.3 million consisting primarily of policy liabilities. Revenues for the discontinued operations were $398.5 million, $389.2 million, and $356.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. Net (loss) income for the discontinued operations was ($13.3) million, $16.6 million, and $17.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica P&C, as well as several non-insurance subsidiaries, from FAFLIC to AFC. FAFLIC has retained its ownership of AFLIAC and certain other subsidiaries. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which is included in FAFLIC's net income, to be transferred from FAFLIC to AFC pursuant to the aforementioned change in corporate structure was $95.7 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $4,033.0 million and $1,264.1 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 18, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

Prior to the aforementioned change in AFC's corporate structure, on May 5, 1999 and May 11, 1999, Allmerica P&C redeemed 1,273.9 shares and 4,142.0 shares of its issued and outstanding common stock owned by AFC for $50.0 million and $175.0 million, respectively. The May 5, 1999 and May 11, 1999 transactions consisted of cash and short-term securities. After the May 11, 1999 transaction, FAFLIC's ownership of Allmerica P&C increased to 84.52%.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of First Allmerica Financial Life Insurance Company and the Contractowners of the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of First Allmerica Financial Life Insurance Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of First Allmerica Financial Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating to overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 26, 1999

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                                             INVESTMENT
                                                                GRADE         MONEY           EQUITY          GOVERNMENT
                                                 GROWTH        INCOME         MARKET          INDEX              BOND
                                              ------------   -----------   ------------   --------------   ----------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $ 21,826,646   $6,957,372    $ 10,375,288    $  23,413,636      $3,315,626
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --           --              --               --              --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --           --              --               --              --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --           --              --               --              --
Receivable from First Allmerica Financial
 Life Insurance Company (Sponsor)...........            --           --              --           38,946              --
                                              ------------   -----------   ------------   --------------   ----------------
  Total assets..............................    21,826,646    6,957,372      10,375,288       23,452,582       3,315,626

LIABILITIES:
Payable to First Allmerica Financial Life
 Insurance Company (Sponsor)................       281,836           --              33               --              --
                                              ------------   -----------   ------------   --------------   ----------------
  Net assets................................  $ 21,544,810   $6,957,372    $ 10,375,255    $  23,452,582      $3,315,626
                                              ------------   -----------   ------------   --------------   ----------------
                                              ------------   -----------   ------------   --------------   ----------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 14,626,276   $4,634,964    $  6,888,691    $  15,628,670      $1,862,448
  Non-qualified variable annuity
    contracts...............................     6,918,534    2,322,408       3,486,564        7,823,912       1,453,178
                                              ------------   -----------   ------------   --------------   ----------------
                                              $ 21,544,810   $6,957,372    $ 10,375,255    $  23,452,582      $3,315,626
                                              ------------   -----------   ------------   --------------   ----------------
                                              ------------   -----------   ------------   --------------   ----------------

Qualified units outstanding, December 31,
 1998.......................................     6,262,251    3,437,335       5,764,875        5,650,027       1,463,251
Net asset value per qualified unit, December
 31, 1998...................................  $   2.335626   $ 1.348418    $   1.194942    $    2.766123      $ 1.272815
Non-qualified units outstanding, December
 31, 1998...................................     2,962,176    1,722,320       2,917,768        2,828,476       1,141,704
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.335626   $ 1.348418    $   1.194942    $    2.766123      $ 1.272815

                                                 SELECT                        SELECT
                                               AGGRESSIVE       SELECT         GROWTH      SELECT VALUE
                                                 GROWTH         GROWTH       AND INCOME    OPPORTUNITY*
                                              ------------   ------------   ------------   ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $ 20,453,722   $ 23,117,675   $16,452,617    $13,207,156
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --             --            --             --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --             --            --             --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --             --            --             --
Receivable from First Allmerica Financial
 Life Insurance Company (Sponsor)...........            --             --        32,492             --
                                              ------------   ------------   ------------   ------------
  Total assets..............................    20,453,722     23,117,675    16,485,109     13,207,156
LIABILITIES:
Payable to First Allmerica Financial Life
 Insurance Company (Sponsor)................            --             --            --             --
                                              ------------   ------------   ------------   ------------
  Net assets................................  $ 20,453,722   $ 23,117,675   $16,485,109    $13,207,156
                                              ------------   ------------   ------------   ------------
                                              ------------   ------------   ------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 14,495,089   $ 15,445,261   $ 9,707,170    $ 9,098,254
  Non-qualified variable annuity
    contracts...............................     5,958,633      7,672,414     6,777,939      4,108,902
                                              ------------   ------------   ------------   ------------
                                              $ 20,453,722   $ 23,117,675   $16,485,109    $13,207,156
                                              ------------   ------------   ------------   ------------
                                              ------------   ------------   ------------   ------------
Qualified units outstanding, December 31,
 1998.......................................     7,286,861      5,604,880     4,427,258      4,989,938
Net asset value per qualified unit, December
 31, 1998...................................  $   1.989209   $   2.755681   $  2.192592    $  1.823320
Non-qualified units outstanding, December
 31, 1998...................................     2,995,479      2,784,217     3,091,291      2,253,528
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   1.989209   $   2.755681   $  2.192592    $  1.823320

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                                 SELECT         SELECT         DGPF
                                              INTERNATIONAL    CAPITAL      INTERNATIONAL FIDELITY VIP   FIDELITY VIP   FIDELITY VIP
                                                 EQUITY      APPRECIATION     EQUITY      HIGH INCOME    EQUITY-INCOME     GROWTH
                                              ------------   ------------   -----------   ------------   ------------   ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $15,591,157    $11,147,827    $       --    $        --    $        --    $        --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............           --             --            --     20,672,042     36,052,923     35,344,990
Investment in shares of T. Rowe Price
 International Series, Inc..................           --             --            --             --             --             --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................           --             --     6,254,787             --             --             --
Receivable from First Allmerica Financial
 Life Insurance Company (Sponsor)...........           --             --            --             --             --             --
                                              ------------   ------------   -----------   ------------   ------------   ------------
  Total assets..............................   15,591,157     11,147,827     6,254,787     20,672,042     36,052,923     35,344,990

LIABILITIES:
Payable to First Allmerica Financial Life
 Insurance Company (Sponsor)................           --             --            --             --             --             --
                                              ------------   ------------   -----------   ------------   ------------   ------------
  Net assets................................  $15,591,157    $11,147,827    $6,254,787    $20,672,042    $36,052,923    $35,344,990
                                              ------------   ------------   -----------   ------------   ------------   ------------
                                              ------------   ------------   -----------   ------------   ------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $10,801,187    $ 7,775,538    $4,442,666    $13,257,676    $23,791,242    $23,923,730
  Non-qualified variable annuity
    contracts...............................    4,789,970      3,372,289     1,812,121      7,414,366     12,261,681     11,421,260
                                              ------------   ------------   -----------   ------------   ------------   ------------
                                              $15,591,157    $11,147,827    $6,254,787    $20,672,042    $36,052,923    $35,344,990
                                              ------------   ------------   -----------   ------------   ------------   ------------
                                              ------------   ------------   -----------   ------------   ------------   ------------

Qualified units outstanding, December 31,
 1998.......................................    6,728,831      4,147,763     2,946,096      9,109,025     10,631,627      8,822,677
Net asset value per qualified unit, December
 31, 1998...................................  $  1.605210    $  1.874634    $ 1.507984    $  1.455444    $  2.237780    $  2.711618
Non-qualified units outstanding, December
 31, 1998...................................    2,984,015      1,798,906     1,201,684      5,094,230      5,479,395      4,211,973
Net asset value per non-qualified unit,
 December 31, 1998..........................  $  1.605210    $  1.874634    $ 1.507984    $  1.455444    $  2.237780    $  2.711618

                                                             FIDELITY       T. ROWE
                                               FIDELITY       VIP II         PRICE
                                                  VIP          ASSET      INTERNATIONAL
                                               OVERSEAS       MANAGER        STOCK
                                              -----------   -----------   -----------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $       --    $       --    $       --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............   6,286,148     6,085,273            --
Investment in shares of T. Rowe Price
 International Series, Inc..................          --            --     7,914,963
Investment in shares of Delaware Group
 Premium Fund, Inc..........................          --            --            --
Receivable from First Allmerica Financial
 Life Insurance Company (Sponsor)...........          --            --            --
                                              -----------   -----------   -----------
  Total assets..............................   6,286,148     6,085,273     7,914,963
LIABILITIES:
Payable to First Allmerica Financial Life
 Insurance Company (Sponsor)................          --            --            --
                                              -----------   -----------   -----------
  Net assets................................  $6,286,148    $6,085,273    $7,914,963
                                              -----------   -----------   -----------
                                              -----------   -----------   -----------
Net asset distribution by category:
  Qualified variable annuity contracts......  $4,222,956    $4,405,083    $5,033,626
  Non-qualified variable annuity
    contracts...............................   2,063,192     1,680,190     2,881,337
                                              -----------   -----------   -----------
                                              $6,286,148    $6,085,273    $7,914,963
                                              -----------   -----------   -----------
                                              -----------   -----------   -----------
Qualified units outstanding, December 31,
 1998.......................................   2,927,485     2,543,524     3,605,982
Net asset value per qualified unit, December
 31, 1998...................................  $ 1.442520    $ 1.731882    $ 1.395910
Non-qualified units outstanding, December
 31, 1998...................................   1,430,269       970,152     2,064,128
Net asset value per non-qualified unit,
 December 31, 1998..........................  $ 1.442520    $ 1.731882    $ 1.395910

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                               INVESTMENT
                                                        GROWTH                GRADE INCOME              MONEY MARKET
                                               ------------------------  ----------------------  --------------------------
                                                      YEAR ENDED               YEAR ENDED                YEAR ENDED
                                                     DECEMBER 31,             DECEMBER 31,              DECEMBER 31,
                                                  1998         1997         1998        1997         1998          1997
                                               -----------  -----------  ----------  ----------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   199,572  $   170,276  $  372,511  $  263,167  $    564,432  $    516,480
  Mortality and expense risk fees............     (223,817)    (137,518)    (75,848)    (48,741)     (130,349)     (119,272)
  Administrative expense fees................      (36,436)     (22,387)    (12,348)     (7,935)      (21,220)      (19,416)
                                               -----------  -----------  ----------  ----------  ------------  ------------
    Net investment income (loss).............      (60,681)      10,371     284,315     206,491       412,863       377,792
                                               -----------  -----------  ----------  ----------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      186,327    2,308,885          --          --            --            --
  Net realized gain (loss) from sales of
    investments..............................       41,417      138,749      22,115       9,652            --            --
                                               -----------  -----------  ----------  ----------  ------------  ------------
  Net realized gain (loss)...................      227,744    2,447,634      22,115       9,652            --            --
  Net unrealized gain (loss).................    2,783,753     (384,729)     69,734      95,127            --            --
                                               -----------  -----------  ----------  ----------  ------------  ------------
    Net realized and unrealized gain
     (loss)..................................    3,011,497    2,062,905      91,849     104,779            --            --
                                               -----------  -----------  ----------  ----------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................    2,950,816    2,073,276     376,164     311,270       412,863       377,792
                                               -----------  -----------  ----------  ----------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    1,295,185    1,060,800     477,719     503,732    42,956,520    40,462,298
  Withdrawals................................     (854,008)    (358,269)   (278,536)   (265,487)   (1,527,192)     (692,901)
  Contract benefits..........................     (139,181)     (50,924)         --     (29,778)       (7,305)       (6,827)
  Contract charges...........................       (5,051)      (3,392)       (805)       (779)       (2,579)       (1,957)
  Transfers between sub-accounts (including
    fixed account), net......................    3,331,381    4,382,510   1,501,451     960,713   (43,621,528)  (41,635,156)
  Other transfers from (to) the General
    Account..................................      267,895      104,494     (45,851)     96,701     2,251,241     3,255,231
                                               -----------  -----------  ----------  ----------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    3,896,221    5,135,219   1,653,978   1,265,102        49,157     1,380,688
                                               -----------  -----------  ----------  ----------  ------------  ------------

  Net increase (decrease) in net assets......    6,847,037    7,208,495   2,030,142   1,576,372       462,020     1,758,480

NET ASSETS:
  Beginning of year..........................   14,697,773    7,489,278   4,927,230   3,350,858     9,913,235     8,154,755
                                               -----------  -----------  ----------  ----------  ------------  ------------
  End of year................................  $21,544,810  $14,697,773  $6,957,372  $4,927,230  $ 10,375,255  $  9,913,235
                                               -----------  -----------  ----------  ----------  ------------  ------------
                                               -----------  -----------  ----------  ----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                                                          SELECT
                                                     EQUITY INDEX           GOVERNMENT BOND         AGGRESSIVE GROWTH
                                               ------------------------  ----------------------  ------------------------
                                                      YEAR ENDED               YEAR ENDED               YEAR ENDED
                                                     DECEMBER 31,             DECEMBER 31,             DECEMBER 31,
                                                  1998         1997         1998        1997        1998         1997
                                               -----------  -----------  ----------  ----------  -----------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   211,978  $   110,855  $  154,509  $  102,465  $        --  $        --
  Mortality and expense risk fees............     (215,782)     (97,460)    (34,372)    (22,062)    (214,129)    (144,461)
  Administrative expense fees................      (35,127)     (15,865)     (5,596)     (3,591)     (34,858)     (23,517)
                                               -----------  -----------  ----------  ----------  -----------  -----------
    Net investment income (loss).............      (38,931)      (2,470)    114,541      76,812     (248,987)    (167,978)
                                               -----------  -----------  ----------  ----------  -----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      561,319      332,299          --          --           --    1,126,096
  Net realized gain (loss) from sales of
    investments..............................      222,393      113,305      18,037      (2,027)     120,729      143,103
                                               -----------  -----------  ----------  ----------  -----------  -----------
  Net realized gain (loss)...................      783,712      445,604      18,037      (2,027)     120,729    1,269,199
  Net unrealized gain (loss).................    3,420,684    1,411,233      22,198      22,859    1,626,872      774,210
                                               -----------  -----------  ----------  ----------  -----------  -----------
    Net realized and unrealized gain
     (loss)..................................    4,204,396    1,856,837      40,235      20,832    1,747,601    2,043,409
                                               -----------  -----------  ----------  ----------  -----------  -----------

  Net increase (decrease) in net assets from
    operations...............................    4,165,465    1,854,367     154,776      97,644    1,498,614    1,875,431
                                               -----------  -----------  ----------  ----------  -----------  -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    1,870,086    1,081,244     341,848     213,001    1,667,973    1,341,539
  Withdrawals................................   (1,165,798)    (264,978)   (183,152)    (96,612)  (1,107,960)    (305,223)
  Contract benefits..........................     (196,777)     (10,484)       (230)    (28,876)      (5,407)     (39,679)
  Contract charges...........................       (4,591)      (2,279)       (486)       (544)      (6,478)      (5,007)
  Transfers between sub-accounts (including
    fixed account), net......................    5,748,639    5,663,963     946,095     (27,766)   3,440,969    2,409,882
  Other transfers from (to) the General
    Account..................................      548,442      115,645      24,821      25,505      461,145      366,667
                                               -----------  -----------  ----------  ----------  -----------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................    6,800,001    6,583,111   1,128,896      84,708    4,450,242    3,768,179
                                               -----------  -----------  ----------  ----------  -----------  -----------

  Net increase (decrease) in net assets......   10,965,466    8,437,478   1,283,672     182,352    5,948,856    5,643,610

NET ASSETS:
  Beginning of year..........................   12,487,116    4,049,638   2,031,954   1,849,602   14,504,866    8,861,256
                                               -----------  -----------  ----------  ----------  -----------  -----------
  End of year................................  $23,452,582  $12,487,116  $3,315,626  $2,031,954  $20,453,722  $14,504,866
                                               -----------  -----------  ----------  ----------  -----------  -----------
                                               -----------  -----------  ----------  ----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                              SELECT GROWTH             SELECT VALUE
                                                    SELECT GROWTH               AND INCOME              OPPORTUNITY*
                                               ------------------------  ------------------------  -----------------------
                                                      YEAR ENDED                YEAR ENDED               YEAR ENDED
                                                     DECEMBER 31,              DECEMBER 31,             DECEMBER 31,
                                                  1998         1997         1998         1997         1998         1997
                                               -----------  -----------  -----------  -----------  -----------  ----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $    14,598  $    33,246  $   175,980  $   119,664  $   110,850  $   52,859
  Mortality and expense risk fees............     (204,657)     (93,924)    (172,330)    (108,204)    (142,544)    (83,766)
  Administrative expense fees................      (33,316)     (15,290)     (28,054)     (17,614)     (23,204)    (13,636)
                                               -----------  -----------  -----------  -----------  -----------  ----------
    Net investment income (loss).............     (223,375)     (75,968)     (24,404)      (6,154)     (54,898)    (44,543)
                                               -----------  -----------  -----------  -----------  -----------  ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      167,479      582,419       50,575      985,230       41,478   1,269,781
  Net realized gain (loss) from sales of
    investments..............................      176,074       58,851      134,894       62,028       26,427      50,672
                                               -----------  -----------  -----------  -----------  -----------  ----------
  Net realized gain (loss)...................      343,553      641,270      185,469    1,047,258       67,905   1,320,453
  Net unrealized gain (loss).................    4,813,123    1,458,284    1,752,366      545,994      319,879     154,795
                                               -----------  -----------  -----------  -----------  -----------  ----------
    Net realized and unrealized gain
     (loss)..................................    5,156,676    2,099,554    1,937,835    1,593,252      387,784   1,475,248
                                               -----------  -----------  -----------  -----------  -----------  ----------

  Net increase (decrease) in net assets from
    operations...............................    4,933,301    2,023,586    1,913,431    1,587,098      332,886   1,430,705
                                               -----------  -----------  -----------  -----------  -----------  ----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    1,762,877      835,614      916,420    1,048,608    1,013,793     785,030
  Withdrawals................................   (1,154,143)    (404,348)    (709,978)    (193,939)    (592,743)   (191,683)
  Contract benefits..........................      (46,068)     (16,279)    (158,824)     (46,768)      (6,487)    (23,501)
  Contract charges...........................       (5,919)      (2,603)      (3,598)      (2,639)      (3,938)     (2,276)
  Transfers between sub-accounts (including
    fixed account), net......................    5,348,619    4,485,020    2,191,454    2,856,741    2,413,513   2,887,091
  Other transfers from (to) the General
    Account..................................      743,351      484,042      641,774      497,850      408,183     404,673
                                               -----------  -----------  -----------  -----------  -----------  ----------
  Net increase (decrease) in net assets from
    contract transactions....................    6,648,717    5,381,446    2,877,248    4,159,853    3,232,321   3,859,334
                                               -----------  -----------  -----------  -----------  -----------  ----------

  Net increase (decrease) in net assets......   11,582,018    7,405,032    4,790,679    5,746,951    3,565,207   5,290,039

NET ASSETS:
  Beginning of year..........................   11,535,657    4,130,625   11,694,430    5,947,479    9,641,949   4,351,910
                                               -----------  -----------  -----------  -----------  -----------  ----------
  End of year................................  $23,117,675  $11,535,657  $16,485,109  $11,694,430  $13,207,156  $9,641,949
                                               -----------  -----------  -----------  -----------  -----------  ----------
                                               -----------  -----------  -----------  -----------  -----------  ----------

*Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                        SELECT               SELECT CAPITAL                DGPF
                                                 INTERNATIONAL EQUITY         APPRECIATION         INTERNATIONAL EQUITY
                                               ------------------------  -----------------------  ----------------------
                                                      YEAR ENDED               YEAR ENDED               YEAR ENDED
                                                     DECEMBER 31,             DECEMBER 31,             DECEMBER 31,
                                                  1998         1997         1998         1997        1998        1997
                                               -----------  -----------  -----------  ----------  ----------  ----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   191,221  $   254,851  $        --  $       --  $  175,659  $   97,768
  Mortality and expense risk fees............     (165,897)    (112,688)    (115,691)    (85,778)    (67,460)    (44,469)
  Administrative expense fees................      (27,006)     (18,345)     (18,833)    (13,963)    (10,981)     (7,240)
                                               -----------  -----------  -----------  ----------  ----------  ----------
    Net investment income (loss).............       (1,682)     123,818     (134,524)    (99,741)     97,218      46,059
                                               -----------  -----------  -----------  ----------  ----------  ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................           --      354,949    1,690,159          --          --          --
  Net realized gain (loss) from sales of
    investments..............................       92,023       43,796      152,396      19,575      37,951      53,177
                                               -----------  -----------  -----------  ----------  ----------  ----------
  Net realized gain (loss)...................       92,023      398,745    1,842,555      19,575      37,951      53,177
  Net unrealized gain (loss).................    1,717,818     (336,142)    (486,273)  1,077,745     277,546      14,007
                                               -----------  -----------  -----------  ----------  ----------  ----------
    Net realized and unrealized gain
     (loss)..................................    1,809,841       62,603    1,356,282   1,097,320     315,497      67,184
                                               -----------  -----------  -----------  ----------  ----------  ----------

  Net increase (decrease) in net assets from
    operations...............................    1,808,159      186,421    1,221,758     997,579     412,715     113,243
                                               -----------  -----------  -----------  ----------  ----------  ----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................      911,710      820,658      977,644     785,054     450,397     353,682
  Withdrawals................................     (543,238)    (295,438)    (481,265)   (126,447)   (251,355)   (135,450)
  Contract benefits..........................      (35,297)     (13,488)      (6,055)     (9,343)         --     (16,256)
  Contract charges...........................       (4,110)      (3,317)      (3,180)     (2,879)     (1,772)     (1,293)
  Transfers between sub-accounts (including
    fixed account), net......................    1,774,816    3,234,322      676,351     944,363   1,017,275   1,372,115
  Other transfers from (to) the General
    Account..................................      388,199      493,701       83,210     385,023      99,261     173,166
                                               -----------  -----------  -----------  ----------  ----------  ----------
  Net increase (decrease) in net assets from
    contract transactions....................    2,492,080    4,236,438    1,246,705   1,975,771   1,313,806   1,745,964
                                               -----------  -----------  -----------  ----------  ----------  ----------

  Net increase (decrease) in net assets......    4,300,239    4,422,859    2,468,463   2,973,350   1,726,521   1,859,207

NET ASSETS:
  Beginning of year..........................   11,290,918    6,868,059    8,679,364   5,706,014   4,528,266   2,669,059
                                               -----------  -----------  -----------  ----------  ----------  ----------
  End of year................................  $15,591,157  $11,290,918  $11,147,827  $8,679,364  $6,254,787  $4,528,266
                                               -----------  -----------  -----------  ----------  ----------  ----------
                                               -----------  -----------  -----------  ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                     FIDELITY VIP              FIDELITY VIP              FIDELITY VIP
                                                     HIGH INCOME              EQUITY-INCOME                 GROWTH
                                               ------------------------  ------------------------  ------------------------
                                                      YEAR ENDED                YEAR ENDED                YEAR ENDED
                                                     DECEMBER 31,              DECEMBER 31,              DECEMBER 31,
                                                  1998         1997         1998         1997         1998         1997
                                               -----------  -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $ 1,101,337  $   555,516  $   374,220  $   278,988  $   117,962  $   104,466
  Mortality and expense risk fees............     (229,389)    (135,349)    (383,718)    (258,842)    (344,329)    (236,352)
  Administrative expense fees................      (37,342)     (22,034)     (62,466)     (42,137)     (56,054)     (38,476)
                                               -----------  -----------  -----------  -----------  -----------  -----------
    Net investment income (loss).............      834,606      398,133      (71,964)     (21,991)    (282,421)    (170,362)
                                               -----------  -----------  -----------  -----------  -----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      699,808       68,659    1,331,782    1,402,693    3,085,629      467,608
  Net realized gain (loss) from sales of
    investments..............................      (41,596)      32,656      347,489      366,416      319,274      226,022
                                               -----------  -----------  -----------  -----------  -----------  -----------
  Net realized gain (loss)...................      658,212      101,315    1,679,271    1,769,109    3,404,903      693,630
  Net unrealized gain (loss).................   (2,709,154)   1,123,721    1,360,035    3,031,743    6,094,613    3,146,128
                                               -----------  -----------  -----------  -----------  -----------  -----------
    Net realized and unrealized gain
     (loss)..................................   (2,050,942)   1,225,036    3,039,306    4,800,852    9,499,516    3,839,758
                                               -----------  -----------  -----------  -----------  -----------  -----------

  Net increase (decrease) in net assets from
    operations...............................   (1,216,336)   1,623,169    2,967,342    4,778,861    9,217,095    3,669,396
                                               -----------  -----------  -----------  -----------  -----------  -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    2,062,177    1,482,581    2,398,189    1,864,708    2,265,258    2,174,564
  Withdrawals................................     (987,162)    (405,233)  (1,518,197)    (843,227)  (1,842,522)    (568,844)
  Contract benefits..........................     (107,858)     (55,849)    (137,044)    (120,661)    (153,105)     (96,880)
  Contract charges...........................       (4,164)      (2,968)     (10,250)      (8,408)     (11,095)      (9,149)
  Transfers between sub-accounts (including
    fixed account), net......................    5,202,627    4,366,702    5,061,840    3,887,991    2,328,047    1,913,947
  Other transfers from (to) the General
    Account..................................      607,069      610,675      935,806      761,386      713,595      609,613
                                               -----------  -----------  -----------  -----------  -----------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................    6,772,689    5,995,908    6,730,344    5,541,789    3,300,178    4,023,251
                                               -----------  -----------  -----------  -----------  -----------  -----------

  Net increase (decrease) in net assets......    5,556,353    7,619,077    9,697,686   10,320,650   12,517,273    7,692,647

NET ASSETS:
  Beginning of year..........................   15,115,689    7,496,612   26,355,237   16,034,587   22,827,717   15,135,070
                                               -----------  -----------  -----------  -----------  -----------  -----------
  End of year................................  $20,672,042  $15,115,689  $36,052,923  $26,355,237  $35,344,990  $22,827,717
                                               -----------  -----------  -----------  -----------  -----------  -----------
                                               -----------  -----------  -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                    FIDELITY VIP          FIDELITY VIP II          T. ROWE PRICE
                                                      OVERSEAS             ASSET MANAGER        INTERNATIONAL STOCK
                                               ----------------------  ----------------------  ----------------------
                                                     YEAR ENDED              YEAR ENDED              YEAR ENDED
                                                    DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                  1998        1997        1998        1997        1998        1997
                                               ----------  ----------  ----------  ----------  ----------  ----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   92,957  $   64,086  $  151,996  $  122,118  $   91,052  $   50,810
  Mortality and expense risk fees............     (69,675)    (51,919)    (65,673)    (50,747)    (83,667)    (55,400)
  Administrative expense fees................     (11,343)     (8,451)    (10,691)     (8,262)    (13,621)     (9,018)
                                               ----------  ----------  ----------  ----------  ----------  ----------
    Net investment income (loss).............      11,939       3,716      75,632      63,109      (6,236)    (13,608)
                                               ----------  ----------  ----------  ----------  ----------  ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     273,979     254,403     455,989     306,331      32,136      71,981
  Net realized gain (loss) from sales of
    investments..............................      44,391      74,812      59,196      57,413      43,338      20,604
                                               ----------  ----------  ----------  ----------  ----------  ----------
  Net realized gain (loss)...................     318,370     329,215     515,185     363,744      75,474      92,585
  Net unrealized gain (loss).................     200,255      25,917      92,247     281,812     794,299     (71,013)
                                               ----------  ----------  ----------  ----------  ----------  ----------
    Net realized and unrealized gain
     (loss)..................................     518,625     355,132     607,432     645,556     869,773      21,572
                                               ----------  ----------  ----------  ----------  ----------  ----------

  Net increase (decrease) in net assets from
    operations...............................     530,564     358,848     683,064     708,665     863,537       7,964
                                               ----------  ----------  ----------  ----------  ----------  ----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     436,787     384,685     447,933     421,034     476,174     543,817
  Withdrawals................................    (334,149)   (115,779)   (551,001)   (145,853)   (231,411)   (148,536)
  Contract benefits..........................     (27,009)    (21,985)    (68,728)         --     (13,764)    (16,280)
  Contract charges...........................      (2,070)     (1,994)     (1,417)     (1,159)     (1,792)     (1,105)
  Transfers between sub-accounts (including
    fixed account), net......................     833,047     322,382     701,410     232,270   1,103,994   1,742,909
  Other transfers from (to) the General
    Account..................................     175,177      72,543     102,018      45,740     174,146     401,385
                                               ----------  ----------  ----------  ----------  ----------  ----------
  Net increase (decrease) in net assets from
    contract transactions....................   1,081,783     639,852     630,215     552,032   1,507,347   2,522,190
                                               ----------  ----------  ----------  ----------  ----------  ----------

  Net increase (decrease) in net assets......   1,612,347     998,700   1,313,279   1,260,697   2,370,884   2,530,154

NET ASSETS:
  Beginning of year..........................   4,673,801   3,675,101   4,771,994   3,511,297   5,544,079   3,013,925
                                               ----------  ----------  ----------  ----------  ----------  ----------
  End of year................................  $6,286,148  $4,673,801  $6,085,273  $4,771,994  $7,914,963  $5,544,079
                                               ----------  ----------  ----------  ----------  ----------  ----------
                                               ----------  ----------  ----------  ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account VA-K, which funds the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts in addition to other contracts (the Delaware Medallion variable annuity contracts), is a separate investment account of First Allmerica Financial Life Insurance Company (the Company). The Company is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Separate Account VA-K was established on April 1, 1994 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers eighteen Sub-Accounts under the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS) (successor to Allmerica Investment Management Company, Inc.), a wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP II) managed by Fidelity Management & Research Company (FMR); or of the Delaware Group Premium Fund, Inc. (DGPF) managed by Delaware International Advisers Ltd.; or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by T. Rowe Price-Fleming International, Inc. The Trust, Fidelity VIP, Fidelity VIP II, DGPF, and T. Rowe Price (the Funds) are open-end, management investment companies registered under the 1940 Act.

    Separate Account VA-K funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Effective January 9, 1998, Small Mid-Cap Value Fund was renamed Select Value Opportunity Fund.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1998 were as follows:

                                                 PORTFOLIO INFORMATION
                                          -----------------------------------
                                                                    NET ASSET
                                           NUMBER OF    AGGREGATE     VALUE
INVESTMENT PORTFOLIO                        SHARES        COST      PER SHARE
----------------------------------------  -----------  -----------  ---------
  Growth................................   7,726,246   $19,023,514    $2.825
  Investment Grade Income...............   6,146,088     6,772,352     1.132
  Money Market..........................  10,375,288    10,375,288     1.000
  Equity Index..........................   6,870,198    18,057,344     3.408
  Government Bond.......................   3,104,519     3,286,179     1.068
  Select Aggressive Growth..............   8,314,521    17,116,546     2.460
  Select Growth.........................   9,521,283    16,823,487     2.428
  Select Growth and Income..............   9,248,239    13,540,851     1.779
  Select Value Opportunity*.............   7,838,075    12,211,483     1.685
  Select International Equity...........  10,110,997    13,233,511     1.542
  Select Capital Appreciation...........   6,797,456    10,354,774     1.640
  DGPF International Equity.............     379,538     5,580,260    16.480
  Fidelity VIP High Income..............   1,792,892    21,670,302    11.530
  Fidelity VIP Equity-Income............   1,418,290    29,243,967    25.420
  Fidelity VIP Growth...................     787,720    24,334,362    44.870
  Fidelity VIP Overseas.................     313,524     5,605,653    20.050
  Fidelity VIP II Asset Manager.........     335,092     5,255,546    18.160
  T. Rowe Price International Stock.....     545,108     6,989,022    14.520

* Name changed. See Note 1.

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.20% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    For contracts issued on Form A3018-94, (ExecAnnuity Plus) a contract fee is deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is $50,000 or less. The fee is the lesser of $30 or 3% of the accumulated value on the contract anniversary or full surrender date. For contracts issued on Form A3025-96 (Allmerica Advantage), a contract fee of $30 is deducted on the contract anniversary and upon full surrender when the accumulated value is less than $50,000. The fee is currently waived for all contracts (ExecAnnuity Plus and Allmerica Advantage) issued to and maintained by the trustee of a 401(k) plan.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- RELATED PARTY TRANSACTIONS (CONTINUED)

    Allmerica Investments, Inc., (Allmerica Investments), a wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Separate Account VA-K, and does not receive any compensation for sales of the contracts. Commissions are paid to registered representatives of Allmerica Investments by the Company. The current series of contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the years ended December 31, 1998 and 1997, the Company received $172,668 and $112,096, respectively, for contingent deferred sales charges applicable to Separate Account VA-K.

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Growth
  Issuance of Units..........................     3,196,609   $  6,772,868      3,856,709   $   6,807,108
  Redemption of Units........................    (1,373,701)    (2,876,647)    (1,107,973)     (1,671,889)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,822,908   $  3,896,221      2,748,736   $   5,135,219
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Investment Grade Income
  Issuance of Units..........................     2,044,414   $  2,696,090      1,749,993   $   2,065,954
  Redemption of Units........................      (773,878)    (1,042,112)      (714,488)       (800,852)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,270,536   $  1,653,978      1,035,505   $   1,265,102
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Money Market
  Issuance of Units..........................    48,203,810   $ 54,962,039     48,644,659   $  52,132,820
  Redemption of Units........................   (48,148,881)   (54,912,882)   (47,395,744)    (50,752,132)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................        54,929   $     49,157      1,248,915   $   1,380,688
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Equity Index
  Issuance of Units..........................     4,063,578   $  9,923,583      4,341,062   $   7,761,304
  Redemption of Units........................    (1,295,473)    (3,123,582)    (1,048,062)     (1,178,193)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     2,768,105   $  6,800,001      3,293,000   $   6,583,111
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Government Bond
  Issuance of Units..........................     2,440,242   $  3,015,884        988,942   $   1,104,697
  Redemption of Units........................    (1,529,683)    (1,886,988)      (923,062)     (1,019,989)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       910,559   $  1,128,896         65,880   $      84,708
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Aggressive Growth
  Issuance of Units..........................     3,742,763   $  7,274,206      3,615,384   $   5,729,756
  Redemption of Units........................    (1,407,342)    (2,823,964)    (1,349,496)     (1,961,577)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     2,335,421   $  4,450,242      2,265,888   $   3,768,179
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Select Growth
  Issuance of Units..........................     4,160,290   $  9,729,097      3,637,661   $   6,526,459
  Redemption of Units........................    (1,360,001)    (3,080,380)      (693,697)     (1,145,013)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     2,800,289   $  6,648,717      2,943,964   $   5,381,446
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Growth and Income
  Issuance of Units..........................     2,568,312   $  4,993,792      3,020,023   $   5,126,925
  Redemption of Units........................    (1,170,883)    (2,116,544)      (658,695)       (967,072)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,397,429   $  2,877,248      2,361,328   $   4,159,853
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Value Opportunity*
  Issuance of Units..........................     2,771,415   $  5,006,786      2,948,039   $   4,567,624
  Redemption of Units........................      (994,406)    (1,774,465)      (518,267)       (708,290)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,777,009   $  3,232,321      2,429,772   $   3,859,334
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select International Equity
  Issuance of Units..........................     2,894,703   $  4,527,204      3,815,598   $   5,231,183
  Redemption of Units........................    (1,258,209)    (2,035,124)      (807,150)       (994,745)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,636,494   $  2,492,080      3,008,448   $   4,236,438
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Capital Appreciation
  Issuance of Units..........................     1,891,659   $  3,122,674      2,194,137   $   3,142,169
  Redemption of Units........................    (1,142,204)    (1,875,969)      (845,948)     (1,166,398)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       749,455   $  1,246,705      1,348,189   $   1,975,771
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
DGPF International Equity
  Issuance of Units..........................     1,486,205   $  2,175,924      1,702,945   $   2,323,514
  Redemption of Units........................      (604,270)      (862,118)      (460,013)       (577,550)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       881,935   $  1,313,806      1,242,932   $   1,745,964
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP High Income
  Issuance of Units..........................     6,929,705   $ 10,678,702      5,269,060   $   7,412,189
  Redemption of Units........................    (2,520,698)    (3,906,013)    (1,109,363)     (1,416,281)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     4,409,007   $  6,772,689      4,159,697   $   5,995,908
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Equity-Income
  Issuance of Units..........................     5,589,831   $ 11,872,225      5,374,700   $   9,755,802
  Redemption of Units........................    (2,438,089)    (5,141,881)    (2,372,916)     (4,214,013)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     3,151,742   $  6,730,344      3,001,784   $   5,541,789
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

* Name changed. See Note 1.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Fidelity VIP Growth
  Issuance of Units..........................     3,232,147   $  7,273,604      4,152,143   $   7,285,409
  Redemption of Units........................    (1,772,972)    (3,973,426)    (1,919,113)     (3,262,158)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,459,175   $  3,300,178      2,233,030   $   4,023,251
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Overseas
  Issuance of Units..........................     1,414,651   $  1,993,759      1,131,666   $   1,415,776
  Redemption of Units........................      (657,938)      (911,976)      (644,595)       (775,924)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       756,713   $  1,081,783        487,071   $     639,852
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP II Asset Manager
  Issuance of Units..........................     1,093,306   $  1,742,931        890,693   $   1,251,997
  Redemption of Units........................      (704,485)    (1,112,716)      (500,670)       (699,965)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       388,821   $    630,215        390,023   $     552,032
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
T. Rowe Price International Stock
  Issuance of Units..........................     1,891,293   $  2,454,236      2,394,797   $   2,924,911
  Redemption of Units........................      (756,997)      (946,889)      (364,946)       (402,721)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     1,134,296   $  1,507,347      2,029,851   $   2,522,190
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-K satisfies the current requirements of the regulations, and it intends that Separate Account VA-K will continue to meet such requirements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Separate Account VA-K during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  -----------
  Growth...............................................  $  5,529,743  $ 1,231,144
  Investment Grade Income..............................     2,685,220      746,927
  Money Market.........................................    25,099,230   24,637,905
  Equity Index.........................................     8,540,182    1,260,655
  Government Bond......................................     2,749,701    1,506,264
  Select Aggressive Growth.............................     5,172,621      971,366
  Select Growth........................................     7,667,840    1,075,019
  Select Growth and Income.............................     4,158,083    1,293,546
  Select Value Opportunity*............................     3,958,148      739,247
  Select International Equity..........................     3,233,279      742,881
  Select Capital Appreciation..........................     3,834,744    1,032,404
  DGPF International Equity............................     1,949,443      538,419
  Fidelity VIP High Income.............................    10,384,049    2,076,946
  Fidelity VIP Equity-Income...........................    10,122,961    2,132,799
  Fidelity VIP Growth..................................     7,730,499    1,627,113
  Fidelity VIP Overseas................................     1,855,003      487,302
  Fidelity VIP II Asset Manager........................     1,851,543      689,707
  T. Rowe Price International Stock....................     2,012,101      478,854
                                                         ------------  -----------
    Totals.............................................  $108,534,390  $43,268,498
                                                         ------------  -----------
                                                         ------------  -----------

* Name changed. See Note 1.

                            PART C. OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS

     Financial Statements Included in Part A
     None

     Financial Statements Included in Part B
     Financial Statements for First Allmerica Financial Life Insurance Company Financial Statements for Separate Account VA-K of First Allmerica Financial Life Insurance Company

     Financial Statements Included in Part C
     None

     (b) EXHIBITS

     EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated August 20, 1991 was previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814,
                  Post-Effective Amendment No. 9, and is incorporated by reference herein.

     EXHIBIT 2    Not Applicable. Pursuant to Rule 26a-2, the Insurance
                  Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

     EXHIBIT 3    (a) Underwriting  and  Administrative  Services  Agreement was
                      previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 9, and is incorporated by reference herein.

                  (b) Sales Agreements were previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 9, and are incorporated by reference herein.

                  (c) General Agent's Agreement was previously filed on April
                      24, 1998 in Registration Statement No. 33-71052/811-8814,
                      Post-Effective Amendment No. 9, and is incorporated by reference herein.

                  (d) Career Agent Agreement with Commission Schedule was
                      previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 9, and is incorporated by reference herein.

                  (e) Registered Representative's Agreement was previously filed on April 24, 1998 in Registration Statement
                      No. 33-71052/811-8814, Post-Effective Amendment No. 9, and is incorporated by reference herein.

     EXHIBIT 4    The following documents are filed herewith:

                  (a)  Draft Contract Form A3030-99;

                  (b)  Specification Pages Form A8030-99;

                  (c) Enhanced Death Benefit Rider with 5% Accumulation and Ratchet (Form 3263-99); and

                  (d) Minimum Guaranteed Annuity Payout ("M-GAP") Rider (Form 3269-99)

     EXHIBIT 5    Application Form 11214 is filed herewith.

     EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on October 1, 1995 in Registration Statement
                  No. 33-71052/811-8814, Post-Effective Amendment No. 4, and are incorporated by reference herein. The Depositor's Revised Bylaws were previously filed on April 30, 1996 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 5, and are incorporated by reference herein.

     EXHIBIT 7    Not Applicable.

     EXHIBIT 8    (a) Fidelity Services Agreement was previously filed on April
                      30, 1996 in Registration Statement No. 33-71052/811-8814,
                      Post-Effective Amendment No. 5, and is incorporated by reference herein.

                  (b) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 8, and is incorporated by reference herein.

                  (c) Fidelity Service Contract, effective January 1, 1997, was previously filed on May 1, 1997 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 8, and is incorporated by reference herein.

                  (d) T. Rowe Price Service Agreement was previously filed on
                      April 24, 1998 in Registration Statement
                      No. 33-71052/811-8814, Post-Effective Amendment No. 9, and is incorporated by reference herein.

                  (e) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective
                      Amendment No. 9, and are incorporated by reference herein.

                  (f) Directors' Power of Attorney is filed herewith.

     EXHIBIT 9    Opinion of Counsel is filed herewith.

     EXHIBIT 10   Consent of Independent Accountants is filed herewith.

     EXHIBIT 11   None.

     EXHIBIT 12   None.

     EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed under Pre-Effective Amendment No. 1.

     EXHIBIT 14   Not Applicable.

     EXHIBIT 15   (a) Participation Agreement with Allmerica Investment Trust was previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective
                       Amendment No. 9, and is incorporated by reference herein.

                  (b) Participation Agreement, as amended, with Variable
                      Insurance Products Fund was previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814, Post-Effective Amendment No. 9, and is incorporated by reference herein.

                  (c) Participation Agreement, as amended, with Variable
                      Insurance Products Fund II was previously filed on April 24, 1998 in Registration Statement No. 33-71052/811-8814,
                      Post-Effective Amendment No. 9, and is incorporated by reference herein.

              (d) Form of Participation Agreement with Delaware Group Premium
                  Fund, Inc. was previously filed on April 24, 1998 in Post-Effective Amendment No. 9, and is incorporated by reference herein.

              (e) Participation Agreement with T. Rowe Price International
                  Series, Inc. was previously filed on April 24, 1998 in Post-Effective Amendment No. 9, and is incorporated by reference herein.

ITEM 25. DIRECTORS AND PRINCIPAL OFFICERS OF THE DEPOSITOR

  The principal business address of all the following Directors and Officers is:
  440 Lincoln Street
  Worcester, Massachusetts 01553

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY     PRINCIPAL OCCUPATION(s) DURING PAST FIVE YEARS
------------------------------     ----------------------------------------------
Bruce C. Anderson                  Director (since 1996), Vice President
  Director, Vice President and     (since 1984) and Assistant Secretary (since
  Assistant Secretary              1992) of First Allmerica

Warren E. Barnes                   Vice President (since 1996) and Corporate
  Vice President and               Controller (since 1998) of First Allmerica
  Corporate Controller

Robert E. Bruce                    Director and Chief Information Officer
  Director, Vice President and     (since 1997) and Vice President (since
  Chief Information Officer        1995) of First Allmerica; and Corporate
                                   Manager (1979 to 1995) of Digital Equipment
                                   Corporation

 Mary Eldridge                     Secretary (since 1999) of Allmerica Financial;
   Secretary                       Secretary (since 1999) of Allmerica Investments,
                                   Inc.; and Secretary (since 1999) of Allmerica
                                   Financial Investment Management Services, Inc.

John P. Kavanaugh                  Director and Chief Investment Officer
  Director, Vice President and     (since 1996) and Vice President (since
  Chief Investment Officer         1991) of First Allmerica; and Vice
                                   President (since 1998) of Allmerica
                                   Financial Investment Management Services,
                                   Inc.

John F. Kelly                      Director (since 1996), Senior Vice
  Director, Senior Vice President, President (since 1986), General Counsel
  General Counsel and Assistant    (since 1981) and Assistant Secretary (since
  Secretary                        1991) of First Allmerica; Director (since
                                   1985) of Allmerica Investments, Inc.; and
                                   Director (since 1990) of Allmerica
                                   Financial Investment Management Services,
                                   Inc.

J. Barry May                       Director (since 1996) of First Allmerica;
  Director                         Director and President (since 1996) of The
                                   Hanover Insurance Company; and Vice
                                   President (1993 to 1996) of the Hanover
                                   Insurance Company




James R. McAuliffe                 Director (since 1996) of First Allmerica;
  Director                         Director (since 1992), President (since
                                   1994) and Chief Executive Officer (since
                                   1996) of Citizens Insurance Company of
                                   America

John F. O'Brien                    Director, President and Chief Executive
  Director, President and Chief    Officer (since 1989) of First Allmerica;
  Executive Officer                Director (since 1989) of Allmerica
                                   Investments, Inc.; and Director and
                                   Chairman of the Board (since 1990) of
                                   Allmerica Financial Investment Management
                                   Services, Inc.


Edward J. Parry, III               Director and Chief Financial Officer (since
  Director, Vice President,        1996) and Vice President and Treasurer
  Chief Financial Officer and      (since 1993) of First Allmerica; Treasurer
  Treasurer                        (since 1993) of Allmerica Investments,
                                   Inc.; and Treasurer (since 1993) of
                                   Allmerica Financial Investment Management
                                   Services, Inc.

Richard M. Reilly                  Director (since 1996) and Vice President
  Director and Vice President      (since 1990) of First Allmerica; Director
                                   (since 1990) of Allmerica Investments,
                                   Inc.; and Director and President (since
                                   1998) of Allmerica Financial Investment
                                   Management Services, Inc.

Robert P. Restrepo, Jr.            Director and Vice President (since 1998) of
  Director and Vice President      First Allmerica; Chief Executive Officer
                                   (1996 to 1998) of Travelers Property &
                                   Casualty; Senior Vice President (1993 to
                                   1996) of Aetna Life & Casualty Company

Eric A. Simonsen                   Director (since 1996) and Vice President
  Director and Vice President      (since 1990) of First Allmerica; Director
                                   (since 1991) of Allmerica Investments,
                                   Inc.; and Director (since 1991) of
                                   Allmerica Financial Investment Management
                                   Services, Inc.

Phillip E. Soule                   Director (since 1996) and Vice President
  Director and Vice President      (since 1987) of First Allmerica

ITEM 26.   PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica        Financial      Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
       |                                                               |                                               |
       |                                  ___________________________________________________________          ________________
       |                                          |                    |                  |                            |
       |                                         100%                99.2%               100%                         100%
       |                                      Advantage            Allmerica           Allmerica                First Sterling
       |                                      Insurance              Trust           Financial Life               Reinsurance
       |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
       |                                                                            Annuity Company                 Limited
       |
       |                                       Delaware       Federally Chartered      Delaware                     Bermuda
       |                                                               |
       |                                       ________________________________________________________________
       |                                               |               |               |               |
       |                                              100%            100%            100%            100%
       |                                            Allmerica       Allmerica       Allmerica       Allmerica
       |                                          Investments,     Investment       Financial       Financial
       |                                              Inc.         Management      Investment       Services
       |                                                          Company, Inc.    Management       Insurance
       |                                                                         Services, Inc.    Agency, Inc.
       |
       |                                         Massachusetts   Massachusetts   Massachusetts   Massachusetts
       |
________________________________________________________________
       |              |                |               |
      100%           100%             100%            100%
    Allmerica   Sterling Risk       Allmerica       Allmerica
    Property      Management     Benefits, Inc.       Asset
  & Casualty   Services, Inc.                      Management,
Companies, Inc.                                      Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



_______________   ----------------   ----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


          _______________   ________________
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

   NAME                                        ADDRESS                          TYPE OF BUSINESS
   ----                                        -------                          ----------------
   AAM Equity Fund                             440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   AAM Growth & Income Fund, L.P.              440 Lincoln Street               Limited Partnership
                                               Worcester MA 01653

   Advantage Insurance                         440 Lincoln Street               Insurance Agency
   Network, Inc.                               Worcester MA 01653

   AFC Capital Trust I                         440 Lincoln Street               Statutory Business Trust
                                               Worcester MA 01653

   Allmerica Asset Management Limited          440 Lincoln Street               Investment advisory services
                                               Worcester MA 01653

   Allmerica Asset Management, Inc.            440 Lincoln Street               Investment advisory services
                                               Worcester MA 01653

   Allmerica Benefits, Inc.                    440 Lincoln Street               Non-insurance medical services
                                               Worcester MA 01653

   Allmerica Equity Index Pool                 440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   Allmerica Financial Alliance Insurance      100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   Allmerica Financial Benefit Insurance       100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   Allmerica Financial Corporation             440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   Allmerica Financial Insurance Brokers,      440 Lincoln Street               Insurance Broker
   Inc.                                        Worcester MA 01653

   Allmerica Financial Life Insurance and      440 Lincoln Street               Life insurance, accident and
   Annuity Company (formerly known             Worcester MA 01653               health insurance, annuities,variable
   as SMA Life Assurance Company)                                               annuities and variable life insurance

   Allmerica Financial Services Insurance      440 Lincoln Street               Insurance Agency
   Agency, Inc.                                Worcester MA 01653

   Allmerica Funding Corp.                     440 Lincoln Street               Special purpose funding vehicle
                                               Worcester MA 01653               for commercial paper

   Allmerica, Inc.                             440 Lincoln Street               Common employer for Allmerica
                                               Worcester MA 01653               Financial Corporation entities

   Allmerica Financial Investment              440 Lincoln Street               Investment advisory services
   Management Services, Inc.                   Worcester MA 01653
   (formerly known as Allmerica
   Institutional Services, Inc.)

   Allmerica Investment Management             440 Lincoln Street               Investment advisory services
   Company, Inc.                               Worcester MA 01653

   Allmerica Investments, Inc.                 440 Lincoln Street               Securities, retail broker-dealer
                                               Worcester MA 01653



   Allmerica Investment Trust                  440 Lincoln Street               Investment Company
                                               Worcester MA 01653

   Allmerica Plus Insurance Agency, Inc.       440 Lincoln Street               Insurance Agency
                                               Worcester MA 01653

   Allmerica Property & Casualty               440 Lincoln Street               Holding Company
   Companies, Inc.                             Worcester MA 01653

   Allmerica Securities Trust                  440 Lincoln Street               Investment Company
                                               Worcester MA 01653

   Allmerica Services Corporation              440 Lincoln Street               Internal administrative services
                                               Worcester MA 01653               provider to Allmerica Financial
                                                                                Corporation entities

   Allmerica Trust Company, N.A.               440 Lincoln Street               Limited purpose national trust
                                               Worcester MA 01653               company

   AMGRO, Inc.                                 100 North Parkway                Premium financing
                                               Worcester MA 01605

   Citizens Corporation                        440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   Citizens Insurance Company of America       645 West Grand River             Multi-line property and casualty
                                               Howell MI 48843                  insurance

   Citizens Insurance Company of Illinois      333 Pierce Road                  Multi-line property and casualty
                                               Itasca IL 60143                  insurance

   Citizens Insurance Company of the           3950 Priority Way South          Multi-line property and casualty
   Midwest                                     Drive, Suite 200                 insurance
                                               Indianapolis IN 46280

   Citizens Insurance Company of Ohio          8101 N. High Street              Multi-line property and casualty
                                               P.O. Box 342250                  insurance
                                               Columbus OH 43234

   Citizens Management, Inc.                   645 West Grand River             Services management company
                                               Howell MI 48843

                                               5421 Avenida Encinas
   Financial Profiles                          Carlsbad, CA  92008              Computer software company

   First Allmerica Financial Life              440 Lincoln Street               Life, pension, annuity, accident
   Insurance Company (formerly State           Worcester MA 01653               and health insurance company
   Mutual Life Assurance Company of
   America)



   First Sterling Limited                      440 Lincoln Street               Holding Company
                                               Worcester MA 01653

   First Sterling Reinsurance Company          440 Lincoln Street               Reinsurance Company
   Limited                                     Worcester MA 01653

   Greendale Special Placements Fund           440 Lincoln Street               Massachusetts Grantor Trust
                                               Worcester MA 01653

   The Hanover American Insurance              100 North Parkway                Multi-line property and casualty
   Company                                     Worcester MA 01605               insurance

   The Hanover Insurance Company               100 North Parkway                Multi-line property and casualty
                                               Worcester MA 01605               insurance

   Hanover Texas Insurance Management          801 East Campbell Road           Attorney-in-fact for Hanover
   Company, Inc.                               Richardson TX 75081              Lloyd's Insurance Company

   Hanover Lloyd's Insurance Company           801 East Campbell Road           Multi-line property and casualty
                                               Richardson TX 75081              insurance

   Lloyds Credit Corporation                   440 Lincoln Street               Premium financing service
                                               Worcester MA 01653               franchises

   Massachusetts Bay Insurance Company         100 North Parkway                Multi-line property and casualty
                                               Worcester MA 01605               insurance

   Sterling Risk Management Services, Inc.     440 Lincoln Street               Risk management services
                                               Worcester MA 01653

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of July 31, 1999, there were 6,113 Contract holders of qualified Contracts and 1,716 Contract holders of non-qualified Contracts.

     As of July 31, 1999, there were no Contract Form A3030-99 Owners since sales had not yet begun.

ITEM 28. INDEMNIFICATION

     To the fullest extent permissible under Massachusetts General Laws, no director shall be personally liable to the Company or any policyholder for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law to the contrary; provided, however, that this provision shall not eliminate or limit the liability of a director:

     1. for and breach of the director's duty of loyalty to the Company or its policyholders;

     2. for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

     3. for liability, if any, imposed on directors of mutual insurance companies pursuant to M.G.L.A. c. 156B Section 61 or M.G.L.A. c.156B
         Section 62;

     4. for any transactions from which the director derived an improper personal benefit.

ITEM 29. PRINCIPAL UNDERWRITERS

     a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

         X VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

         X Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

         -   Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
         440 Lincoln Street
         Worcester, Massachusetts 01653

         NAME                   POSITION OR OFFICE WITH UNDERWRITER
         ----                   -----------------------------------

     Emil J. Aberizk, Jr.       Vice President

     Edward T. Berger           Vice President and Chief Compliance Officer

     Mary Eldridge              Secretary

     Philip L. Heffernan        Vice President

     John F. Kelly              Director

     Daniel Mastrototaro        Vice President

     William F. Monroe, Jr.     Vice President

     David J. Mueller           Vice President and Controller

     John F. O'Brien            Director

     Stephen Parker             President, Director and Chief Executive Officer

     Edward J. Parry, III       Treasurer

     Richard M. Reilly          Director

     Eric A. Simonsen           Director

     Mark G. Steinberg          Senior Vice President

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), the aggregate amount of commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant was $3,517,207.62 in 1998. No commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.


ITEM 31. MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.


ITEM 32. UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

         Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

         1. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

         2. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

         3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption/withdrawal restrictions imposed by the Program and by
             Section 403(b)(11) to the attention of potential participants.

         4. A signed statement acknowledging the participant's understanding of (i) the restrictions on redemption/withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

         Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st day of September, 1999.

                            SEPARATE ACCOUNT VA-K OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                     By: /s/ Mary Eldridge
                         --------------------------------
                         Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                               Title                                         Date
----------                               -----                                         ----
/s/ Warren E. Barnes                     Vice President and Corporate Controller       September 1, 1999
---------------------------
Warren E. Barnes

Edward J. Parry III*                     Director, Vice President, Chief Financial
------------------------------------     Officer and Treasurer

Richard M. Reilly*                       Director and Vice President
------------------------------------

John F. O'Brien*                         Director, President and Chief Executive
------------------------------------     Officer

Bruce C. Anderson*                       Director and Vice President
------------------------------------

Robert E. Bruce*                         Director, Vice President  and Chief
------------------------------------     Information Officer

John P. Kavanaugh*                       Director, Vice President and
------------------------------------     Chief Investment Officer

John F. Kelly*                           Director, Senior Vice President and
------------------------------------     General Counsel

J. Barry May*                            Director
------------------------------------

James R. Mcauliffe*                      Director
------------------------------------

Robert P. Restrepo, Jr.*                 Director and Vice President
------------------------------------

Eric A. Simonsen*                        Director and Vice President
------------------------------------

Phillip E. Soule*                        Director and Vice President
------------------------------------

* Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/s/ Sheila B. St. Hilaire
------------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 4         Draft Contract Form A3030-99, Spec Pages, and Riders

Exhibit 5         Application Form 11214

Exhibit 8(f)      Directors' Power of Attorney

Exhibit 9         Opinion of Counsel

Exhibit 10        Consent of Independent Accountants